

2022

Proxy Statement and Notice of Annual Meeting of Shareholders

Wednesday, June 8, 2022
12:00 p.m. Central Daylight Time

Online at
virtualshareholdermeeting.com/TGT2022



Letter from our Lead Independent Director

Dear Fellow Shareholders,

It has been an honor to serve as Target's Lead Independent Director during 2021, which was a consequential year for Target. It was the fifth full year of deep investment in an outstanding team and a long-term growth strategy; it was the second full year of uncertainty in the face of the resurging pandemic. Through the positive developments, like widespread availability of COVID-19 vaccines, and the unforeseen twists, like rising inflation and global supply-chain constraints, the Target team showed what it means to stay true to its purpose — and to grow and win in the marketplace by caring for all stakeholders.

Target's double-digit growth in comp sales last year was second only to the extraordinary growth of 2020. There are many additional years of growth potential ahead, stemming from past and continuing investments. What's clear to me, in my first year as Lead Independent Director, is how firmly those investments are rooted in care — for team members, guests, partners, communities, and shareholders.

Speaking on behalf of the entire Target Board of Directors (Board), we truly see care as the key both to long-term profitable growth and to a stronger, more sustainable future for Target's stakeholders.

Equity, opportunity and safety start with team

In 2021, the Board continued to ensure that Target had a high-performing, responsive, and responsible senior-management team. The Board also supported management decisions to continue investing heavily in the Target team, on the principle that taking care of the team is fundamental to Target's further growth and to long-term value creation for shareholders.

Over the past five years, Target has announced significant enhancements in wages, an industry-leading education-assistance program, free access to counseling services and doctors, and more stable, flexible schedules. As a result, Target is driving positive change in the lives of hundreds of thousands of team members who have more steady income, pathways to career growth and education, and access to benefits that meet their evolving needs.

Earlier this year, Target announced an additional $300 million investment to raise wages and expand access to healthcare benefits for more team members and their families.

This focus on continuous team investment sets Target apart among peer-competitors and builds on the more than $1 billion incremental investment it made to support team member safety and well-being in the first year of the pandemic.

These expanded wage and benefits investments are also a critical step in delivering on Target's commitments to people and the planet through the Target Forward strategy announced in 2021, which aims in part to create opportunity and equity for our team, partners, and guests. Target Forward recognizes that environmental and social sustainability are essential to future business success and must work in concert with the other elements of our corporate strategy to deliver long-term value for all stakeholders. Additional information on Target Forward is contained in this proxy statement.

Continued leadership in DE&I

Target also announced significant additional progress in its longstanding commitments to Diversity, Equity, & Inclusion (DE&I), meeting or exceeding 2019-2021 goals such as: increased promotion for people of color, reduced turnover rates for people of color, increased promotion of women to senior leadership, and targeted expenditure with diverse suppliers.

Target sets clear DE&I goals on three-year timeframes, and the Board fully supports the 2022-2024 goals announced earlier this year.

Governance accountability in ESG

With the growing focus among stakeholders on how companies are addressing the risks and opportunities related to environmental, social, and governance (ESG) issues, the Board revised its committee structure in 2021, clarifying and enhancing our oversight of these matters. Additional information on these changes is contained in this proxy statement.

To ensure the Board has a diverse and relevant mix of perspectives and expertise, we regularly refresh our Board composition.

Two independent directors, Gail Boudreaux and David Abney, joined the Board in 2021. Gail brings significant expertise in healthcare and wellbeing, while David is an expert in supply chains. Both have chief-executive experience in managing large companies.

Two independent directors left the Board in 2021, Cal Darden when he retired and Ken Salazar when he became U.S. Ambassador to Mexico. The Board wishes to recognize and thank them both, along with Mary Minnick, who has announced her plans to retire from the Board following the end of her term at the Annual Shareholders' Meeting. We appreciate their many years of service, their collaborative counsel and influence, and we wish them well in their future pursuits.

As we move through 2022 and beyond, the Board is committed to strong governance for this fast-growing enterprise, as management continues to focus on deepening guest engagement, investing in the team's wellbeing, growth and development, and putting Target's size and scale to work toward a sustainable future for all.

Finally, on behalf of the Board I want to recognize our Target team for their incredible efforts to deliver for our guests and you during the past year. And I want to thank you as shareholders for your continued support, which we do not take lightly.

Sincerely,



Monica C. Lozano

Lead Independent Director



Notice of meeting and proxy summary

This Meeting Notice & Proxy Summary highlights information described in other parts of this 2022 Proxy Statement and does not contain all information you should consider in voting. Please read the entire 2022 Proxy Statement carefully before voting.

For the meaning of capitalized terms or acronyms used in the 2022 Proxy Statement, please see Appendix A "Commonly used or defined terms" beginning on page A-1.

To our shareholders,

You are invited to attend Target Corporation's 2022 Annual Meeting to be held as follows:

Time and Date	Place	Record Date
Wednesday, June 8, 2022 12:00 p.m. Central Daylight Time	Online at *virtualshareholdermeeting.com/TGT2022*	April 11, 2022

We are holding the 2022 Annual Meeting in a virtual-only meeting format. You will not be able to attend the 2022 Annual Meeting at a physical location.

Items of business

Item	Board's Recommendation
Election of 12 directors (page 19)	**FOR** each Director Nominee
Ratification of Ernst & Young LLP as our independent registered public accounting firm (page 65)	**FOR**
Advisory approval of executive compensation (Say on Pay) (page 67)	**FOR**
Shareholder proposals, if properly presented at the meeting (page 68)	**AGAINST** each proposal

In addition, at the 2022 Annual Meeting we will conduct any other business that may properly come before the meeting. See Question 11 of the "Questions and answers about the 2022 Annual Meeting" beginning on page 73 for more information. Following the formal business of the 2022 Annual Meeting, our Chairman & Chief Executive Officer will provide prepared remarks, followed by a question and answer session. Shareholders can submit written questions in advance at *www.proxyvote.com* and during the 2022 Annual Meeting at *virtualshareholdermeeting.com/TGT2022*.

Proxy solicitation

The Board solicits the enclosed proxy for the 2022 Annual Meeting and any adjournment or postponement of the 2022 Annual Meeting. Any proxy may be revoked at any time prior to its exercise at the 2022 Annual Meeting.

Voting

You may vote if you held shares of Target common stock as of the record date (**April 11, 2022**). You are able to vote your shares by providing instructions to the proxy holders who will then vote in accordance with your instructions. We urge you to read the 2022 Proxy Statement carefully and to vote in accordance with the recommendations of the Board.

If voting in advance of the 2022 Annual Meeting, you may do so as follows:

Method[1]	⊙ Internet	⊙ Telephone	⊠ Mail
Instruction	• Go to the website identified on proxy card, VIF, or Internet Availability Notice. • Enter control number on proxy card, VIF, or Internet Availability Notice. • Follow instructions on the website.	• Call the toll-free number identified on the enclosed proxy card or VIF or, after viewing the proxy materials on the website provided in your Internet Availability Notice, call the toll-free number for telephone voting identified on the website. • Enter control number on the proxy card, VIF, or Internet Availability Notice. • Follow the recorded instructions.	• Mark your selections on the enclosed proxy card or VIF. • Date and sign your name exactly as it appears on the proxy card or VIF. • Promptly return the proxy card or VIF in the enclosed postage-paid envelope to ensure that the proxy card or VIF is received before the deadline.
Deadline	• **Registered Shareholders or Beneficial Owners** — 11:59 p.m. Eastern Daylight Time on June 7, 2022. • **Participants in the Target 401(k) Plan** — 6:00 a.m. Eastern Daylight Time on June 6, 2022.		

(1) Internet and Telephone voting is available 24 hours a day, seven days a week up to the applicable deadline. If you are a Beneficial Owner holding shares outside of the Target 401(k) Plan, you may only vote by Internet and Telephone if your broker, trustee, bank, or nominee makes those methods available to you. If you did not receive a proxy card or VIF and would like to vote by mail, you must request a written copy of the proxy materials, which will include a proxy card or VIF, by visiting www.proxyvote.com, dialing 1-800-579-1639, or emailing sendmaterial@proxyvote.com. If requesting a written copy of the proxy materials, please be prepared to provide your control number, which can be found in your Internet Availability Notice.

If you do not vote in advance and instead plan to vote during the 2022 Annual Meeting, you may do so if you enter the 16-digit control number found on your proxy card, VIF, or Internet Availability Notice, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/TGT2022*. Shares held within the Target 401(k) Plan may only be voted by the trustee pursuant to voting instructions received in advance of the 2022 Annual Meeting, and may not be voted by a participant at the 2022 Annual Meeting.

Questions and answers about the 2022 Annual Meeting

We encourage you to review the "Questions and answers about the 2022 Annual Meeting" beginning on page 71 for answers to common questions about the meeting, proxy materials, voting, and other related topics.

Thank you for your continued support.

Sincerely,

[signature]

Don H. Liu
Corporate Secretary

Approximate Date of Mailing of Proxy Materials or Internet Availability Notice:

April 25, 2022

⊙ **Your vote is important. Thank you for voting.**



Table of contents

Letter from our Lead Independent Director 3

Notice of meeting and proxy summary 5

General information about corporate governance and the Board 8

Corporate governance highlights 8
Our directors 9
Board leadership structure 10
Board and shareholder meeting attendance 10
Committees 11
Core functions of the Board 13
Director independence 17
Policy on transactions with related persons 17
Business ethics and conduct 18
Shareholder engagement 18

Item one   Election of directors 19

Election and nomination process 19
Board and Committee evaluations 20
Board refreshment and composition 20
2022 nominees for director 23

Stock ownership information 29

Stock ownership guidelines 29
Beneficial ownership of directors and officers 31
Beneficial ownership of Target's largest shareholders 32

Compensation & Human Capital Management Committee Report 33

Compensation Discussion and Analysis 33

Introduction 33
Executive summary 34
Our framework for executive compensation 40
Other benefit elements 48
Compensation governance 49

Compensation tables 53

Summary compensation table 53
Grants of plan-based awards in Fiscal 2021 55
Outstanding equity awards at Fiscal 2021 year-end 56
Option exercises and stock vested in Fiscal 2021 57
Pension benefits for Fiscal 2021 57
Nonqualified deferred compensation for Fiscal 2021 58
Potential payments upon termination or change-in-control 59
Table of potential payments upon termination or change-in-control 60
Pay ratio disclosure 62
Director compensation 62
Equity compensation plan information 64

Management proposals 65

Item two   Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm 65
Item three   Advisory approval of executive compensation (Say on Pay) 67

Shareholder proposals 68

Item four   Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit 68

Questions and answers about the 2022 Annual Meeting 71

General information 71
Voting 71
Meeting details 74
Access to information 75
Communications 76

Appendix A A-1

Commonly used or defined terms A-1

General information about corporate governance and the Board

Corporate governance highlights

Our core corporate governance practices are listed in the following table. In addition, we regularly evaluate our practices against prevailing best practices and emerging and evolving topics identified through shareholder outreach, current literature, and corporate governance organizations.

Practice	Description	More information
Accountability to shareholders		
Board evaluations and refreshment	The Board regularly evaluates its performance in a variety of ways. Those evaluations, changes in business strategy and operations, and anticipated director retirements are used to identify desired characteristics for future Board members.	**20**
Annual elections	All directors are elected annually, which reinforces our Board's accountability to shareholders.	**19**
Majority voting standard	Our Articles of Incorporation require a "majority voting" standard in uncontested director elections—each director must receive more votes "For" their election than votes "Against" in order to be elected.	**19**
Director resignation policy	An incumbent director that does not meet the majority voting standard must promptly offer to resign. The Governance & Sustainability Committee will make a recommendation and the Board must act on the offer within 90 days and publicly disclose its decision and rationale.	**19**
Proxy access	Any shareholder or group of up to 20 shareholders owning 3% or more of Target common stock continuously for at least the previous three years may nominate and include in our proxy materials director nominees totaling up to the greater of 20% of the Board or at least two directors.	**76**
No poison pill	We do not have a poison pill.	
10% special meeting threshold	Shareholders owning 10% or more of Target's outstanding stock have the right to call a special meeting of shareholders.	
Shareholder voting rights are proportionate to economic interests		
Single voting class	Target common stock is the only class of voting shares outstanding.	**71**
One share, one vote	Each share of Target common stock is entitled to one vote.	**71**
Responsiveness to shareholders		
Responses to shareholder proposals	The Board responds to shareholder proposals that receive significant support by either making the proposed changes or explaining why the actions were not taken through the shareholder engagement process, proxy statement disclosure, or other means.	**68**
Understanding opposition to management proposals	As part of its shareholder engagement process, the Board seeks to understand the reasons for, and respond to, significant shareholder opposition to management proposals.	
Availability of independent directors	Target's Lead Independent Director is expected to communicate with major shareholders, as appropriate, and Target also makes other independent directors available, as appropriate, for shareholder engagement.	**10, 18**
Strong, independent leadership		
Independence	A majority of our directors must be independent. Currently, all of our directors other than our CEO are independent, and all of our Committees consist exclusively of independent directors.	**12, 17**
Lead Independent Director	Whenever our CEO is also the Chair of the Board, we require a Lead Independent Director position with specific responsibilities to provide independent oversight of management.	**10**
Annual Elections for Lead Independent Director and Chair	Both the Lead Independent Director and the Chair of the Board are elected annually by the independent directors, which ensures that the leadership structure is reviewed at least annually.	**10**
Committee membership and leadership rotations	The Governance & Sustainability Committee reviews and recommends Committee membership. The Board appoints members of its Committees annually, rotates Committee assignments periodically, and seeks to rotate the Lead Independent Director position and Committee Chair assignments every four to six years.	**10, 11**

Practice	Description	More information
Structures and practices enhance Board effectiveness		
Diversity	The composition of our Board represents broad perspectives, experiences, and knowledge relevant to our business while maintaining a balanced approach to gender and ethnic diversity.	**19, 21**
Director tenure policies	Our director tenure policies include mandatory retirement at age 72 and a maximum term limit of 20 years. These policies encourage Board refreshment and provide additional opportunities to maintain a balanced mix of perspectives and experiences.	**20**
Director maximum outside boards policy	Any director serving as a CEO of a public company is expected to serve on no more than two public company boards (including our Board), and other directors are expected to serve on no more than four public company boards (including our Board).	
Strategy and risk oversight	We disclose how strategy and risk oversight is exercised at the Board level and how risk oversight responsibilities are allocated among the Board and its Committees.	**13, 14**
Management development and succession planning	Our Board regularly reviews management development and succession planning, with more in-depth reviews regularly conducted by the Compensation & Human Capital Management Committee.	**15**
Sustainability & ESG	We disclose how oversight responsibility for sustainability and ESG matters is allocated among the Board and its Committees and how management integrates those priorities in our business. We also report about sustainability and ESG matters under the most widely used reporting frameworks.	**15**
Information security, cybersecurity, and data privacy	We disclose how oversight responsibility for risks related to information security, cybersecurity, and data privacy are shared by the Board, its Committees, and management.	**16**
Capital allocation	We disclose our capital allocation policies and priorities and how they are overseen by the Board and its Committees.	**17**
Management incentive structures are aligned with long-term strategy		
Performance linked to long-term strategy drives incentive awards	The Compensation & Human Capital Management Committee has identified short- and long-term performance goals that align with Target's strategy and has incorporated those goals into executive compensation plans to serve as drivers of incentive awards.	**37**
Communicating executive compensation to shareholders	The CD&A explains how performance goals drive our executive compensation plans and connect to Target's long-term strategy.	**33**
Follow leading compensation practices	See "Target's executive compensation practices."	**49**

For your convenience, we organized the corporate governance highlights listed above to show how our corporate governance practices compare favorably with the corporate governance principles developed by ISG, which reflect common corporate governance beliefs featured in the proxy voting guidelines of the largest institutional investors and global asset managers who are part of ISG.

Our directors

Name	Age	Director since	Current or most recent company	Title	Independent	Other public boards
David P. Abney	66	2021	United Parcel Service, Inc.	Former Chairman & CEO	Yes	2
Douglas M. Baker, Jr.	63	2013	Ecolab Inc.	Executive Chairman	Yes	1
George S. Barrett	67	2018	Cardinal Health, Inc.	Former Chairman & CEO	Yes	0
Gail K. Boudreaux	61	2021	Anthem, Inc.	President & CEO	Yes	1
Brian C. Cornell	63	2014	Target Corporation	Chairman & CEO	No	1
Robert L. Edwards	66	2015	Safeway Inc.	Former President & CEO	Yes	0
Melanie L. Healey	61	2015	The Procter & Gamble Company	Former Group President, North America	Yes	3
Donald R. Knauss	71	2015	The Clorox Company	Former Chairman & CEO	Yes	2
Christine A. Leahy	57	2021	CDW Corporation	President & CEO	Yes	1
Monica C. Lozano	65	2016	The College Futures Foundation	President & CEO	Yes	2
Mary E. Minnick[1]	62	2005	Digital Media Solutions, Inc.	Chairman	Yes	3
Derica W. Rice	57	2020[2]	CVS Health Corporation / CVS Caremark	Former Executive Vice President / Former President	Yes	3
Dmitri L. Stockton	58	2018	General Electric Company	Former Senior Vice President & Special Advisor to the Chairman	Yes	2

[1] Ms. Minnick will not seek re-election and will leave the Board when her current term ends at the 2022 Annual Meeting.

[2] Mr. Rice previously served on our Board from September 2007 to January 2018. We include his prior service in determining his total tenure with the Board for purposes of our tenure policies.

Board leadership structure

We do not have an express policy on whether the roles of Chair of the Board and CEO should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of Target and our shareholders based on the evolving needs of the company. We currently have a combined Chair of the Board and CEO leadership structure.

The Board reevaluates our Board leadership structure at least annually as part of the Board evaluation process described under "Board and Committee evaluations" on page 20 and also considers shareholder feedback on the topic. As a result of its most recent evaluation, the Board decided to continue having Mr. Cornell serve as both Chair of the Board and CEO to coordinate the development, articulation, and execution of a unified strategy at the Board and management levels.

Our Corporate Governance Guidelines require that both the Chair of the Board and Lead Independent Director be elected annually by the independent, non-employee directors, which ensures that the leadership structure is reviewed at least annually. Where the Chair of the Board and CEO roles are combined as they are currently, our Corporate Governance Guidelines require that we have a Lead Independent Director position to complement the Chair of the Board's role and to serve as the principal liaison between the non-employee directors and the CEO. The Board is committed to continuing to seek shareholder feedback on its approach as part of its ongoing shareholder outreach efforts and will continue to reassess its Board leadership structure on a regular basis.

Ms. Lozano currently serves as our Lead Independent Director, providing effective, independent leadership of our Board through her clearly defined and robust set of roles and responsibilities.



Monica C. Lozano

Lead Independent Director (Since 2021)

Robust responsibilities:

- **Convene meetings.** Has the authority to convene meetings of the Board and executive sessions consisting solely of independent directors at every meeting.
- **Preside at certain meetings.** Presides at all meetings of the Board at which the Chair of the Board is not present, including executive sessions of independent directors.
- **CEO performance review.** Consults with the Compensation & Human Capital Management Committee as it conducts the annual performance review of the CEO, with input from the other independent directors.
- **Director liaison.** Serves as the primary liaison between the CEO and the non-employee directors.
- **Meeting schedules, agendas, and information.** Approves meeting schedules, agendas, and the information furnished to the Board to ensure that the Board has adequate time and information for discussion.

- **Shareholder engagement.** Is expected to engage in consultation and direct communication with major shareholders, as appropriate.
- **Non-employee director expectations.** Coordinates with the CEO to establish expectations for non-employee directors to consistently monitor Target's operations and those of our competitors.
- **Composition and director succession planning.** Consults with the Governance & Sustainability Committee regarding Board and Committee composition, Committee Chair selection, the annual performance review of the Board and its Committees, and director succession planning.

Annual election:
Elected annually by the independent, non-employee directors.

Service length:
As a guideline, the Lead Independent Director should serve in that capacity for no more than four to six years.

Board and shareholder meeting attendance

The Board met seven times during Fiscal 2021. All directors attended at least 85% of the aggregate total of meetings of the Board and Committees on which the director served during the last fiscal year.

Twelve of our thirteen then-serving directors attended our 2021 Annual Meeting. The Board has a policy requiring all directors to attend all annual meetings of shareholders, absent extraordinary circumstances. The only director who did not attend the 2021 Annual Meeting was Calvin Darden, whose term ended at the 2021 Annual Meeting.

Committees

Membership

Name	Audit & Risk	Compensation & Human Capital Management	Governance & Sustainability	Infrastructure & Finance
David P. Abney	●			●
Douglas M. Baker, Jr.		●	C	
George S. Barrett		●	●	
Gail K. Boudreaux	●			●
Robert L. Edwards	C			●
Melanie L. Healey		●	●	
Donald R. Knauss		●		●
Christine A. Leahy		●	●	
Monica C. Lozano		C	●	
Mary E. Minnick[1]				C
Derica W. Rice	●			●
Dmitri L. Stockton	●		●	
Meetings held in Fiscal 2021[2]	**7**	**6**	**5**	**5**

C = Chair   ● = Member

(1) Ms. Minnick will leave the Infrastructure & Finance Committee when her current Board terms ends at the 2022 Annual Meeting.

(2) During Fiscal 2021, the Board's Risk & Compliance Committee met two times until it was eliminated and its responsibilities were reallocated to other Committees in September 2021. For more information about the Committee restructuring, please see "Committee restructuring" below.

Committee restructuring

In September 2021, the Board revised its Committee structure and charters to clarify and enhance its approach to oversight of risk and ESG matters by reallocating to its Committees oversight responsibility for those topics that fall within their respective functions and related responsibilities.

The revised structure and charters for the Committees were guided by our prior Board and Committee self-evaluations, the evolving needs of our business, and consideration of external trends in corporate governance. In addition, we believe the changes appropriately reflect how companies are adjusting to current expectations of Board oversight of ESG matters. For more information, see "Risk oversight" on page 14 and "Sustainability & ESG" on page 15.

Determining composition and leadership

The Governance & Sustainability Committee is responsible for reviewing and recommending Committee membership. The Board appoints members of its Committees annually and rotates Committee assignments periodically. The following considerations provide the framework for determining Committee composition and leadership:

- The guideline for rotating Committee Chair assignments is four to six years of service.
- The Board seeks to have each director serve on two Committees.
- The Board considers a number of factors in deciding Committee composition, including individual director experience and qualifications, prior Committee experience, and increased time commitments for directors serving as a Committee Chair or Lead Independent Director.
- By virtue of the position, the Lead Independent Director is a member of the Governance & Sustainability Committee.

Information about our Committees

All members of each Committee are independent directors. Each Committee operates under a written charter, a current copy of which is available on our company's website, as described in Question 16 "How may I access or receive the proxy materials, other periodic filings, key corporate governance documents, and other information?" on page 75. In fulfilling the oversight and other responsibilities delegated by the Board, each Committee:

- provides the Board with regular reports of its activities;
- has the sole authority to retain or terminate its consultants and other advisors;
- receives appropriate funding to pay for necessary resources and administrative expenses; and
- annually evaluates its performance.

Audit & Risk Committee[1]

Oversight and other responsibilities

- **Accounting and financial reporting.** Accounting and financial reporting process, including the integrity of our financial statements and internal controls.
- **Independent auditor.** Independent auditor engagement, qualifications, and independence.
- **Internal audit.** Internal audit's function, results, and assessment of our risk management processes.
- **Tax matters.** Positions with respect to income and other tax obligations.
- **Committee report.** "Report of the Audit & Risk Committee" on page 66, describing the Audit & Risk Committee's duties and activities.
- **Policy oversight.** Policies and procedures related to oversight areas (including auditor independence matters, accounting and auditing complaints, and related party transactions).
- **Compliance and ethics.** Compliance and ethics programs, monitoring, investigations and remediation efforts, including reports of potential misconduct.
- **Enterprise risk management.** Enterprise risk management programs, principal business and operational risks (including vendor risk management, cybersecurity and information security, privacy, product and food safety, and business continuity and disaster recovery), and coordination of risk oversight with the Board and other Committees.
- **Supply chain ESG matters.** Management's efforts to instill responsible and ethical practices within Target's supply chain, including vendor human capital and responsible sourcing practices.

Committee members

Mr. Edwards (Chair)
Mr. Abney
Ms. Boudreaux
Mr. Rice
Mr. Stockton

Number of meetings during Fiscal 2021

7

(1) The Board has determined that all members of the Audit & Risk Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC. The Board has also determined that all members have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules. The determination for each of Mr. Edwards, Mr. Abney, Ms. Boudreaux, and Mr. Rice was based on experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or actively supervising a person holding one of those positions. For Mr. Stockton, the determination was based on his financial oversight experiences with General Electric Company.

Compensation & Human Capital Management Committee[1]

Oversight and other responsibilities

- **Executive compensation program.** Compensation philosophy, plans, selection, and relative weightings of different compensation elements to balance risk, reward, and retention objectives, and the alignment of incentive compensation performance measures with our strategy.
- **CEO compensation.** Goals, objectives, elements, and value for the CEO's compensation (in consultation with independent members of the Board).
- **Other executive officer compensation.** Compensation elements and value for all other executive officers.
- **Management development and succession planning.** Senior management development, evaluation, and succession planning, including CEO succession planning.
- **Board compensation.** Compensation provided to non-employee members of the Board.
- **Committee report.** "Compensation & Human Capital Management Committee Report" on page 33.
- **Compensation risk management.** Risks associated with our compensation policies, practices, and incentives, and whether those policies and practices create material risks to Target.
- **Human capital management.** Human capital matters with respect to our workforce, including DE&I, culture and employee engagement, pay equity, broad-based compensation and benefits, growth and development, and purpose and values.

Committee members

Ms. Lozano (Chair)
Mr. Baker
Mr. Barrett
Ms. Healey
Mr. Knauss
Ms. Leahy

Number of meetings during Fiscal 2021

6

(1) The Board has determined that all members of the Compensation & Human Capital Management Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.

Governance & Sustainability Committee

Oversight and other responsibilities

- **Corporate governance.** Corporate governance structure and practices.
- **Director succession planning.** Director succession planning reviews and identification and recruitment of individuals qualified to become Board members.
- **Board and Committee composition and leadership.** Recommendations, in consultation with the Lead Independent Director, on overall composition of the Board and its Committees, and the selection of the Committee Chairs and the Lead Independent Director.

- **Board and Committee evaluations.** Annual performance review of the Board and its Committees in consultation with the Lead Independent Director.
- **Sustainability & ESG matters.** Overall approach to significant sustainability and ESG matters (including strategy, prioritization, monitoring, and external reporting), environmental stewardship practices, social and political issues and risks not allocated to other Committees, and philanthropy and community engagement.
- **Public policy advocacy and political activities.** Our policies and practices regarding public policy advocacy and political activities.

Committee members

Mr. Baker (Chair)
Mr. Barrett
Ms. Healey
Ms. Leahy
Ms. Lozano
Mr. Stockton

Number of meetings during Fiscal 2021

5

Infrastructure & Finance Committee

Oversight and other responsibilities

- **Investment activity.** Investment activity, including aligning investments with our strategy, and evaluating the effectiveness of investment decisions.
- **Infrastructure resources.** Management's resource allocation plans regarding infrastructure requirements.
- **Significant transactions.** Management's plans and strategies for significant transactions within strategic framework reviewed by the Board, including level of investment, sources of financing, expected returns, and post-acquisition integration and performance of acquired businesses.

- **Financial matters.** Financial policies and financial condition, including our liquidity position, funding requirements, ability to access the capital markets, interest rate exposures, and policies regarding return of cash to shareholders.
- **Financial risk management.** Financial risk assessment process, management activities and strategies, and use of third party insurance and self-insurance strategies.

Committee members

Ms. Minnick (Chair)
Mr. Abney
Ms. Boudreaux
Mr. Edwards
Mr. Knauss
Mr. Rice

Number of meetings during Fiscal 2021

5

Core functions of the Board

The Board is responsible for overseeing the business and affairs of our company, which covers a wide range of activities. To provide you with a better understanding of how our Board meets that responsibility, this section discusses some core functions our Board performs and how those functions oversee, support, and relate to management's roles and responsibilities.

Strategy oversight

The Board has an important role in overseeing the development, periodic review, and ongoing monitoring of our strategy to meet our corporate purpose to help all families discover the joy of everyday life. Our team, technology, and operations enable us to meet that purpose and offer a preferred shopping experience to our guests through a durable, growth-driving strategy that differentiates Target in the marketplace. The six pillars of our strategy are:

- Delivering affordability to our guests;
- Differentiating from our competition with our owned brands and a curated assortment of leading national brands;
- Investing to create an engaging and differentiated shopping experience;
- Leveraging our stores-as-hubs to efficiently provide a convenient and safe experience for our guests whether they purchase online or physically in-store;
- Maintaining and enhancing our relevancy to deepen engagement with guests; and
- Leveraging our size and scale to benefit people, the planet, and our business, primarily through Target Forward, the sustainability-focused component of our overall business strategy, announced in 2021 and discussed in more detail in "Sustainability & ESG" on page 15.

With a strong overall strategy in place, the Board and its Committees are focused on overseeing the execution of this strategy by:

- Ensuring that Target has a high-performing management team and appropriate resources to carry out the strategy, and
- Confirming that the primary risks to successfully executing our strategy are appropriately identified and managed.

To support its strategy oversight role, at each regular meeting the Board receives updates about our financial and strategic performance. In addition, it receives regular updates on the major events, activities and challenges affecting our business, and ongoing strategy.

Risk oversight

Oversight of the various risks we face in implementing our strategy is an integral and continuous part of the Board's oversight of our business. The Board, each Committee, and management have specific roles and responsibilities with respect to those risks.

The Board and its Committees

The Board provides oversight of overall risks, with emphasis on strategic risks, which occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has processes in place to appropriately manage risk. For example, our principal strategic risks are reviewed as part of the Board's regular discussion and consideration of our strategy, including the development and monitoring of specific initiatives and their overall alignment with our strategy. Similarly, at every meeting the Board reviews the principal factors influencing our operating results, including the competitive environment, and discusses with our senior executive officers the major events, activities, and challenges affecting Target.

The Audit & Risk Committee oversees our enterprise risk management program and periodically reviews our approach to risk identification, assessment, and mitigation strategies with the Board to facilitate coordination with the activities of the Board and other Committees. The Chief Legal & Risk Officer provides the Audit & Risk Committee with regular updates on the enterprise risk management program and the status of key risks facing the business. The Audit & Risk Committee also regularly receives updates on key risk areas from other members of management with primary responsibility for managing those risk areas, and regularly reviews legal and regulatory risk, compliance, and ethics matters.

The general risk oversight functions among the Board and its Committees is as follows. For more detail on the specific oversight and responsibilities of each Committee, see pages 12-13.



Board of Directors

- Business strategy
- Top enterprise risks
- Top sustainability and ESG risks
- Reputation management
- Crisis management and response
- CEO succession
- Organizational team health

Audit & Risk Committee

- Accounting and financial reporting
- Enterprise risk management program
- Principal business and operational risks
- Compliance and ethics
- Supply chain ESG matters

Compensation & Human Capital Management Committee

- Executive compensation program
- Management development and succession
- Workforce human capital management

Governance & Sustainability Committee

- Governance structure and practices
- Board succession
- Most sustainability and ESG matters
- Public policy advocacy and political activities

Infrastructure & Finance Committee

- Financial matters
- Capital expenditures
- Major expense commitments
- Infrastructure needs

Management

The primary responsibility for the identification, assessment, and management of the various risks that we face belongs with management.

Our Chief Legal & Risk Officer provides centralized oversight of Target's enterprise risk management program. Our Chairman & CEO and his direct reports meet regularly with the Chief Legal & Risk Officer and the enterprise risk management team to identify, assess, and manage risks facing the business. In addition, the Chief Legal & Risk Officer and other enterprise risk management Team Members regularly meet with leaders of business areas to inform, coordinate, and manage the enterprise risk management program.

Our risk management capabilities are intended to increase the likelihood of desired business outcomes. The different risk-related roles and responsibilities, which are aligned and coordinated using a common framework, including tools, technology, and defined routines, are fulfilled by different business functions as follows:

- **Business teams.** Define business objectives and desired outcomes; execute, oversee and monitor day-to-day business activities and risks, leveraging the risk and compliance function's tools and support as appropriate.
- **Enterprise risk management.** Partner with business teams to identify, assess, prioritize, treat, and monitor top enterprise risks.
- **Risk and compliance function.** Develop, help implement, monitor and evaluate processes, as appropriate, to enable business teams' oversight and day-to-day risk management.
- **Internal audit.** Provide independent assurance and risk insights to instill confidence in and evaluate whether Target's programs and processes will sustainably achieve intended outcomes.

Management development and succession planning

One of the primary responsibilities of the Board is to ensure that Target has a high-performing management team. To meet that goal, the Board, the Compensation & Human Capital Management Committee, and management share responsibility for management development and succession planning:

Responsible party	Oversight area for management development and succession planning
Board	Oversight of these topics as part of its overall oversight role, including regular reviews of management development and succession planning to maximize the pool of internal candidates who can assume top management positions without undue interruption
Compensation & Human Capital Management Committee	Primary responsibilities for organizational talent and development and management succession planning, including regular reviews of executive performance, diverse representation, potential, and succession planning with a deeper focus than the full Board review, emphasizing career development for management with potential
Management	The Chief Human Resources Officer and senior Human Resources leaders work with functional leaders across Target in developing and implementing programs to attract, assess, and develop management-level talent for possible future senior leadership positions

Sustainability & ESG

We engage with a diverse group of stakeholders around the world, including the people who manufacture the products we sell, the Team Members who welcome our guests, the communities where we work, the nonprofits that work with us, and the investors who make our work possible. Their perspectives are one of a variety of factors we consider as we analyze which ESG matters to prioritize in determining and evaluating our sustainability strategy.

During Fiscal 2021, we announced Target Forward, the sustainability-focused component of our overall business strategy, which reflects those prioritized ESG matters integrated into our strategy and purpose. Target Forward builds on our legacy of corporate responsibility and seeks to leverage our size and scale to benefit people, the planet, and our business. It incorporates specific, time-bound goals that support our ambitions to design and elevate sustainable brands, innovate to eliminate waste, and accelerate opportunity and equity with team members, guests, partners, and communities. More information about Target Forward and our goals can be found on our website at *https://corporate.target.com/sustainability-ESG*.

Given the breadth of ESG matters for a company of our size and scale, oversight of those issues is allocated throughout the Board and its Committees:

Responsible party	Oversight areas for ESG matters
Board	• Sustainability and ESG strategy (through oversight of our business strategy and annual strategic priorities) • Top ESG risks • Reputation management • Crisis management and response • Organizational team health
Audit & Risk Committee	• Compliance and ethics • Supply chain ESG, including vendor human capital and responsible sourcing practices • Cybersecurity and information security • Privacy • Product and food safety

Responsible party	Oversight areas for ESG matters
Governance & Sustainability Committee	• Overall approach to significant sustainability and ESG matters (including strategy, prioritization, monitoring, and external reporting) • Environmental stewardship practices (including climate and energy, waste, natural resources, and chemicals) • Social and political issues and risks not allocated to other Committees • Philanthropy and community engagement • Policies and practices regarding public policy and political activities
Compensation & Human Capital Management Committee	• DE&I • Culture and employee engagement • Pay equity • Broad-based compensation and benefits • Growth and development • Purpose and values

At the management level, our ESG matters are led and coordinated by our Senior Vice President, Corporate Responsibility, who regularly engages with the Governance & Sustainability Committee and the full Board. The Senior Vice President, Corporate Responsibility is responsible for:

• conducting regular priority assessments to determine the topics of most significance to our stakeholders;

• collaborating with other members of management to instill ESG-related priorities into our business operations, including product design and development, sourcing and supply chain operations, human capital management, and our new store development; and

• developing ESG-related goals and managing our ESG data, measurement, and reporting.

We report ESG matters in our annual Corporate Responsibility Report, which has extensive information on specific ESG topics and appendices that organize the information according to the most widely used reporting frameworks. Our most recent report is available on our website at *https://corporate.target.com/ sustainability-ESG/governance-and-reporting/reporting-progress*.

Information security, cybersecurity, and data privacy

Securing the information we receive and store about our guests, Team Members, vendors, and other third parties is important to us. We have systems in place to safely receive and store that information and to detect, contain, and respond to data security incidents. While everyone at Target plays a part in information security, cybersecurity, and data privacy, oversight responsibility is shared by the Board, its Committees, and management:

Responsible party	Oversight area for information security, cybersecurity, and data privacy
Board	Oversight of these topics within Target's overall risks
Audit & Risk Committee	Primary oversight responsibility for information security, cybersecurity, and data privacy, including internal controls designed to mitigate risks related to these topics
Management	Our Chief Information Officer, our Chief Information Security Officer, and senior members of our cybersecurity and compliance and ethics teams are responsible for identifying and managing risks related to these topics, and reporting to the Audit & Risk Committee and/or the full Board

Our program and practices for these areas include the following:

• **Frequent Board and Committee updates.** Management provides regular updates to the Board and/or Audit & Risk Committee on these topics throughout the year and, at least annually, the Chief Information Security Officer provides an information security program review to the Audit & Risk Committee to inform the Committee in its oversight of these topics.

• **Systems and processes.** We use a combination of industry-leading tools and in-house technologies to protect Target and our guests, operate a proactive threat intelligence program to identify and assess risk, and run a Cyber Fusion Center to investigate and respond to threats.

• **Understanding evolving threats in the industry and with our suppliers.** Our Cyber Threat Intelligence team works to understand evolving threats and industry trends, and our Vendor Security team monitors and assesses risks with our suppliers.

• **Investment, training, and development of our cybersecurity team.** We invest in building and developing cybersecurity talent and engineering expertise in-house rather than relying solely on third-party providers. We also offer in-house training and educational courses through our Cyber Plus Institute, which is a security training curriculum leveraging internal subject matter expertise along with curated resources.

• **Collaboration with organizations across all industries.** We share information and collaborate with organizations across different industries to fight cybercrime and advance capabilities in these areas.

• **Regular training and compliance activities for our Team Members.** Our Team Members receive annual training to understand the behaviors and technical requirements necessary to protect company and guest information. We also offer ongoing practice and education for Team Members to recognize and report suspicious activity.

• **Use of third parties.** Beyond our in-house capabilities we engage with leading security and technology vendors to assess our program and test our technical capabilities.

• **Insurance coverage.** We maintain insurance coverage to limit our exposure to certain events, including network security matters.

Capital allocation

Our disciplined and balanced approach to capital allocation is based on the following priorities, ranked in order of importance:

Priority	Description
1. Investing in our business	Fully invest in opportunities to profitably grow our business, create sustainable long-term value, and maintain our current operations and assets
2. Annual dividend	Maintain a competitive quarterly dividend and seek to grow it annually
3. Share repurchase	Return excess cash to shareholders by repurchasing shares within the limits of our credit rating goals

We use share repurchase to balance the levels of debt and equity on our balance sheet to support our credit rating goals, and have flexibility to adjust the level of share repurchase activity to respond to changes in our operating performance, investment opportunities, and the external environment.

Management is responsible for developing and executing our capital allocation policy with oversight by the Board and its Committees. The Infrastructure & Finance Committee is responsible for reviewing the execution of our capital allocation policy and making recommendations to the Board on the amount of dividends and share repurchase levels, while the Compensation & Human Capital Management Committee oversees the compensation effects of capital allocation priorities on plan design, goal-setting process, performance updates, and payouts.

Director independence

The Board believes that a majority of its members should be independent directors. The Board annually reviews all relationships that directors have with Target to affirmatively determine whether the directors are independent. If a director has a material relationship with Target, that director is not independent. The listing standards of the NYSE also detail certain relationships that, if present, preclude a finding of independence. The Board affirmatively determined that all non-employee directors are independent. Mr. Cornell is the only employee director and is not independent.

In making its independence determination, the Board specifically considered the following transactions during the past three years and concluded that none of them impaired any director's independence:

- Mr. Baker serves as Executive Chairman of Ecolab Inc., from which we purchased supplies, merchandise, servicing, repairs, and food safety and compliance audits.

- Ms. Boudreaux serves as President & Chief Executive Officer of Anthem, Inc., from which we obtained the wellness services that comprise our Team Member life resources program.
- Ms. Leahy serves as President & Chief Executive Officer of CDW Corporation, from which we purchased supplies, merchandise, equipment, software, servicing, repairs, and maintenance.

Each of the transactions above involved amounts that represented an immaterial percentage of our, and the other entity's, revenues, and were well below the amounts that would preclude a finding of independence under the NYSE listing standards. In addition, none of the above transactions are related-party transactions because none of the directors have a direct or indirect material interest in the listed transactions.

Policy on transactions with related persons

The Board has adopted a written policy requiring that any transaction: (a) involving Target, (b) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest, and (c) where the amount involved exceeds $120,000 in any fiscal year, be approved by a majority of independent directors of the full Board or by a designated Committee. The Board has designated the Audit & Risk Committee as having responsibility for reviewing and approving all such transactions except those dealing with compensation of executive officers and directors, or their immediate family members, in which case it will be reviewed and approved by the Compensation & Human Capital Management Committee.

In determining whether to approve any such transaction, the independent directors or relevant Committee must consider, in addition to other factors deemed appropriate, the material facts of the transaction and whether the transaction is on terms no less favorable to Target than those involving unrelated parties. The Audit & Risk Committee must prohibit any transaction it determines to be inconsistent with the interests of Target and its shareholders. No director may participate in any review or approval of any transaction if

the director, or the director's immediate family member, is a party to the transaction.

We approved two related party transactions in accordance with this policy during Fiscal 2021. The son of Donald Knauss, a non-employee director, is employed as a sales representative by a supplier from which Target purchases wholesale merchandise. Mr. Knauss's son represented the supplier in its relationship with Target Corporation during Fiscal 2021. In Fiscal 2021, we purchased approximately $7.4 million of merchandise from the supplier, which represented less than 0.01% of our annual revenues. Target's decisions regarding purchases of merchandise from its suppliers are made by Team Members in the merchandising departments and no member of the Board has any input or involvement in such decisions. The transaction involving Mr. Knauss's son did not affect Mr. Knauss's independence and the Board affirmatively determined that Mr. Knauss is independent. The other transaction dealt with compensation of an immediate family member of Stephanie Lundquist, who served as one of our executive officers until February 2021. Ms. Lundquist's sister joined Target in 2006, has been a team member in data sciences since that time and earned annual compensation of $145,971 in 2021, which is commensurate with her peers.

Business ethics and conduct

We are committed to conducting business ethically and lawfully. All of our directors and named executive officers, like all Target Team Members, are required to act with honesty and integrity.

Our Code of Ethics, which applies to all Target Team Members, including our executive officers and Chief Accounting Officer & Controller, establishes expectations to guide ethical decision-making, including putting ethics into action, working together, maintaining trust, conducting business fairly, safeguarding what's ours, and caring for our world. Included within those topics is how we address conflicts of interest, fair dealing, required information disclosures and compliance with laws, rules and regulations, and prompt reporting. Our Code of Ethics also describes the means by which any Team Member can provide an anonymous report of an actual or apparent violation of our Code of Ethics.

Similarly, our directors are subject to a separate Code of Ethics contained within our Corporate Governance Guidelines, which is tailored to the unique role fulfilled by members of the Board and addresses conflicts of interest, corporate opportunities, maintaining confidentiality, compliance with laws, fair dealing, and compliance procedures.

On our website we disclose any amendments to, or waivers from, any provision of the applicable Code of Ethics involving our directors, executive officers, Chief Accounting Officer & Controller, or other persons performing similar functions.

Shareholder engagement

We regularly engage with our shareholders, both large and small, relating to our business, compensation practices, and ESG matters. We involve one or more independent directors in these conversations, as appropriate. The principal topics of engagement since our 2021 Annual Meeting included:

- Board and Committee oversight of ESG matters;
- Our sustainability strategy, Target Forward, including how it relates to our purpose and business strategy;
- Human capital management, including DE&I and how we have invested in our team;
- Sustainability and ESG matters within our supply chain, including our responsible sourcing practices; and
- Environmental topics, such as the circular economy, packaging, net zero goals, and carbon emissions.

While we benefit from an ongoing dialogue with many of our shareholders, we recognize that we have not communicated directly with all of our shareholders. If you would like to engage with us, please send correspondence to Target Corporation, Attn: Investor Relations, 1000 Nicollet Mall, TPN-0841, Minneapolis, Minnesota 55403 or email *investorrelations@target.com*.

Item one   Election of directors

Item of business	Board recommendation	Voting approval standard
Election of 12 director nominees named in the 2022 Proxy Statement	The Board recommends that shareholders vote **FOR** each director nominee. 	More votes "For" than "Against." Abstentions and broker non-votes have no effect in calculating the required vote.

For additional details about the Board recommendation and voting standards, please see Question 10 "What items are being voted upon, how does the Board recommend that I vote, and what are the standards for determining whether any item has been approved?" on page 73.

Election and nomination process

Our election process is backed by sound corporate governance principles:

- All directors are elected annually.
- Directors are elected under a "majority voting" standard—each director in an uncontested election must receive more votes "For" his or her election than votes "Against" in order to be elected.
- An incumbent director who is not re-elected must promptly offer to resign. The Governance & Sustainability Committee will make a recommendation on the offer to the full Board, and the Board must accept or reject the offer within 90 days and publicly disclose its decision and rationale.

The Governance & Sustainability Committee is responsible for identifying individuals qualified to become Board members and making recommendations on director nominees to the full Board. The Governance & Sustainability Committee considers the following factors in its efforts to identify potential director candidates:

- Input from the Board and management and feedback from our shareholders to identify the backgrounds and skill sets that are desired.
- Changes in our business strategy or operating environment and the future needs of the Board in light of anticipated director retirements under our Board tenure policies.

The criteria the Board follows in determining the composition of the Board are as follows:

- Directors are to have broad perspective, experience, knowledge, and independent judgment.
- The Board as a whole should consist predominantly of persons with strong business backgrounds that span multiple industries.
- The Board does not have a specific policy regarding consideration of gender, ethnic, or other diversity criteria in identifying director candidates, but understands the value of DE&I and has a strong history of gender and racial/ethnic diversity on the Board.

The Governance & Sustainability Committee's background, skill sets, and composition criteria for Board members are used by our internal talent acquisition team or, periodically, a third-party search firm to identify candidates. In addition, the Governance & Sustainability Committee considers candidates who are recommended by shareholders, other Board members, the CEO, and management against that criteria. Any shareholder who wants to recommend a candidate for the Governance & Sustainability Committee to consider nominating for the 2023 Annual Meeting should submit a written request and related information to our Corporate Secretary no later than December 31, 2022 in order to allow for sufficient time to consider the recommendation. Shareholders may also nominate director candidates directly if they comply with our bylaws, which are described in more detail in Question 19 "How do I submit a proposal or nominate a director candidate for the 2023 Annual Meeting?" on page 76.

Board and Committee evaluations

Overview

The Governance & Sustainability Committee, in consultation with the Lead Independent Director, annually leads an evaluation reviewing the performance of the Board and its Committees. The evaluation process seeks to obtain each director's assessment of the effectiveness of the Board, the Committees and their leadership, Board and Committee composition, and Board/management dynamics. In addition, as part of the process the Board evaluates individual director performance through questions in the survey focused on obtaining candid feedback on individual directors and through the one-on-one conversations between the Lead Independent Director and each director. This annual evaluation has periodically been conducted by a third-party consultant, as appropriate. Our Corporate Secretary's Office administered the recent evaluation.

Process



Evaluation planning	Director surveys	One-on-one interviews	Board and Committee discussions	Annual governance review
Governance & Sustainability Committee reviews the format and review process for the evaluation, including the questions to be addressed	Survey completed by each director about the Board (including individual director performance) and the Committees on which the director served	Lead Independent Director completes one-on-one interviews with each director to seek additional information to supplement the survey responses	The full Board and each Committee meet to discuss the results	Governance & Sustainability Committee incorporates feedback from the evaluations process as part of its annual governance review

Actions

Over the past few years, the evaluation process has contributed to different enhancements to the Board and its Committees, including:

- Reallocating Committee responsibilities and renaming the Committees to reflect their revised scope.
- Clarifying the roles of the Board and its Committees with respect to oversight of ESG matters.
- Managing Board composition and refreshment to provide a wealth of relevant expertise, diverse mix of skills, and balanced tenure.

Board refreshment and composition

Tenure policies

The Board maintains tenure policies (contained in our Corporate Governance Guidelines) as a means of ensuring that the Board regularly benefits from a balanced mix of perspectives and experiences.

Term limit Directors may not serve on the Board for more than **20** years

Mandatory retirement Directors must retire at the end of the term in which they reach age **72**

Tenure and age of independent directors

Our current Board's composition represents a balanced approach to tenure for our independent directors, allowing the Board to benefit from the experience of longer-serving directors combined with fresh perspectives from newer directors:



(1) Mr. Rice previously served on our Board from September 2007 to January 2018. We include his prior service in determining his total tenure with the Board for purposes of our tenure policies.

Board diversity

The Board values DE&I and the composition of the Board's current membership and leadership positions is consistent with the strong history of gender and racial/ethnic diversity on the Board.



(1) Our racially or ethnically diverse directors are Ms. Healey, Ms. Lozano, Mr. Rice, and Mr. Stockton.

Information about new directors

On August 11, 2021, the Board elected David P. Abney and Gail K. Boudreaux to fill vacancies on the Board, effective August 11, 2021, and September 23, 2021, respectively. Mr. Abney was identified as a candidate by our CEO. Ms. Boudreaux was identified by our internal talent acquisition team. After Mr. Abney and Ms. Boudreaux were identified, management reviewed their qualifications and the Governance & Sustainability Committee evaluated them against the criteria described on page 19 before recommending their election to the full Board.

Mr. Abney provides the Board with significant experience in leadership of complex organizations, strategic planning, operations, logistics, transportation, and engineering. Ms. Boudreaux provides the Board with significant experience in public-company governance, navigating regulatory and public policy matters in complex organizations, execution of corporate strategy, financial oversight, and technology and digital solutions. You can view biographical information about Mr. Abney and Ms. Boudreaux on pages 23 and 24, respectively.

Skills and diversity matrix

The Board believes that the combination of backgrounds, skills, and experiences has produced a Board that is well-equipped to exercise oversight responsibilities on behalf of Target's shareholders and other stakeholders. The following tables describe key characteristics of our business, the desired skills for those business characteristics, what those skills represent, which independent members of our Board nominated for election at the 2022 Annual Meeting possess those skills based on the directors self-identifying as having those skills, and the diversity attributes of those directors.

Target's business characteristics	Desired skill	What the skill represents
Target is a large retailer that offers everyday essentials and fashionable, differentiated merchandise at discounted prices in stores and through digital channels.	Retail Industry Experience	Executive officer level experience at a large retail or consumer products company.
Target's scale and complexity requires aligning many areas of our operations, including marketing, merchandising, supply chain, technology, human capital management, property development, credit card servicing, and our community and charitable activities.	Senior Leadership	Experience in an executive officer level role or senior government leadership role.
Our brand is the cornerstone of our strategy to provide a relevant and affordable differentiated shopping experience for our guests.	Marketing / Brands	Executive officer level experience in marketing or managing well-known brands or the types of consumer products we sell.
Our business includes a large network of stores, distribution centers, and other facilities that are owned or leased by us.	Real Estate	Experience with real estate transactions, property management, or actively supervising someone performing similar functions.
We have a large and global workforce, which represents one of our key resources, as well as one of our largest operating expenses.	Human Capital Management	Executive officer level experience managing a large or global workforce.
Our business has become increasingly complex as we have expanded our offerings as well as the channels in which we deliver our shopping experience. This increased complexity requires sophisticated technology infrastructure.	Technology	Knowledge or experience that contributes to the Board's understanding of technology, digital platforms and new media, data security, or data analytics.
Our business involves sourcing merchandise domestically and internationally from numerous vendors and distributing it through our fulfillment network.	Global Supply Chain	Executive officer level experience at a company with global supply chain operations.
We are a large public company with a disciplined approach to financial management and accurate disclosure.	Financial Expertise	Qualification as an "audit committee financial expert" under applicable SEC rules.
We are subject to a variety of risks and seek to identify, assess, and manage those risks for the long-term success of our business and to meet our legal and regulatory obligations.	Risk Management	Executive officer level experience in enterprise risk management or actively supervising someone performing similar functions.
To be successful, we must preserve, grow, and leverage the value of our reputation with our guests, Team Members, vendors, the communities in which we operate, and our shareholders.	Reputation Management	Experience in community relations, public service, government affairs, corporate governance, or actively supervising someone performing similar functions.
As we leverage our size and scale to benefit people, the planet, and our business, we seek to identify, assess, and prioritize the ESG matters affected by our business.	ESG Understanding	Knowledge or experience that contributes to the Board's understanding of one or more ESG matters affected by our business.

Desired skill	Mr. Abney	Mr. Baker	Mr. Barrett	Ms. Boudreaux	Mr. Edwards	Ms. Healey	Mr. Knauss	Ms. Leahy	Ms. Lozano	Mr. Rice	Mr. Stockton
Retail Industry Experience					●	●	●		●	●	
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
Marketing / Brands	●	●			●	●	●		●		●
Real Estate	●	●			●					●	●
Human Capital Management	●	●	●	●	●	●	●	●	●	●	●
Technology				●	●			●	●		
Global Supply Chain	●	●	●		●	●	●			●	
Financial Expertise	●	●	●	●	●	●	●	●		●	●
Risk Management	●	●	●	●	●	●	●	●	●	●	●
Reputation Management	●	●	●	●	●	●	●	●	●	●	●
ESG Understanding	●	●	●	●	●		●	●	●	●	
Diversity attribute											
Race / Ethnicity						●			●	●	●
Gender				●		●		●	●		

2022 nominees for director

After considering the recommendations of the Governance & Sustainability Committee, the Board has set the number of directors at 12 and nominated all current directors to stand for re-election, except for Mary Minnick who will depart the Board at the end of her current term. The Board believes that each of these nominees is qualified to serve as a director of Target and, in addition to the skills listed in the table on page 22, the specific qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



David P. Abney

Age 66

Director since 2021

Independent

Committees
- Audit & Risk
- Infrastructure & Finance

Background

David P. Abney is the former Chairman of the Board & Chief Executive Officer of United Parcel Service, Inc., a multinational package delivery and supply chain management company. He held that position from February 2016 to June 2020, when he became Executive Chairman, a position he held until September 2020. Mr. Abney formerly held various other leadership positions within United Parcel Service, including Chief Operating Officer, President of United Parcel Service Airlines, and President of United Parcel Service International.

Qualifications

Having served United Parcel Service for more than 40 years in positions of senior leadership with escalating levels of responsibility, Mr. Abney provides the Board with significant experience in leadership of complex organizations, strategic planning, operations, logistics, transportation, and engineering.

Other public company boards

Current	**Within past five years**
Northrop Grumman Corporation	Macy's, Inc.
Freeport-McMoRan Inc.	United Parcel Service, Inc.
	Johnson Controls International plc



Douglas M. Baker, Jr.

Age 63

Director since 2013

Committees
- Governance & Sustainability (Chair)
- Compensation & Human Capital Management

Background

Douglas M. Baker, Jr. is Executive Chairman of Ecolab Inc., a provider of water and hygiene services and technologies for the food, hospitality, industrial, and energy markets. He has served in this role since January 2021. He previously served Ecolab as Chairman of the Board & Chief Executive Officer from May 2006 to December 2020. Mr. Baker previously held various other leadership positions within Ecolab, including President and Chief Operating Officer.

Qualifications

Mr. Baker provides the Board with valuable global marketing, sales, and general management experience, as well as operational and governance perspectives. His recent role as CEO of a large publicly-held company provides the Board with additional top-level perspective in organizational management.

Other public company boards

Current	**Within past five years**
Ecolab Inc.	U.S. Bancorp



George S. Barrett

Age 67

Director since 2018

Independent

Committees
- Compensation & Human Capital Management
- Governance & Sustainability

Background

George S. Barrett is the former Chairman & Chief Executive Officer of Cardinal Health, Inc., a global integrated healthcare services and products company. He held that position from August 2009 until the end of 2017, when he became Executive Chairman, a position he held until November 2018. Mr. Barrett previously held a number of executive positions with global pharmaceutical manufacturer Teva Pharmaceutical Industries Ltd., including Chief Executive Officer of its North American business and Executive Vice President for global pharmaceuticals.

Qualifications

Through his services in leadership positions with companies in the healthcare industry for over 30 years, Mr. Barrett provides the Board with extensive experience in the areas of executive leadership, distribution and manufacturing operations, regulatory compliance, finance, strategic planning, human capital management, and corporate governance.

Other public company boards

Current	Within past five years
None	Cardinal Health, Inc.
	Montes Archimedes Acquisition Corp.



Gail K. Boudreaux

Age 61

Director since 2021

Independent

Committees
- Audit & Risk
- Infrastructure & Finance

Background

Gail K. Boudreaux has served as the President & Chief Executive Officer of Anthem, Inc., a leading health benefits provider, since November 2017. From July 2015 to November 2017 Ms. Boudreaux served as Chief Executive Officer of GKB Global Health, LLC, a healthcare consulting company. She previously held executive level leadership positions at UnitedHealth Group, Inc. and its subsidiary, UnitedHealthcare, and at Health Care Services Corporation and Aetna, Inc.

Qualifications

With more than 30 years of experience in the healthcare industry and through her service on several public company boards, Ms. Boudreaux provides the Board with significant experience in public-company governance, navigating regulatory and public policy matters in complex organizations, execution of corporate strategy, financial oversight, and technology and digital solutions.

Other public company boards

Current	Within past five years
Anthem, Inc.	Zimmer Biomet Holdings, Inc.
	Xcel Energy Inc.
	Novavax, Inc.



Brian C. Cornell

Age 63

Director since 2014

Committees
- None

Background
Brian C. Cornell has served as Chairman of the Board & Chief Executive Officer of Target Corporation since August 2014. Mr. Cornell previously served as Chief Executive Officer of PepsiCo Americas Foods, a division of PepsiCo, Inc. He also served as Chief Executive Officer & President of Sam's Club, a division of Wal-Mart Stores, Inc., and as an Executive Vice President of Wal-Mart Stores, Inc.

Qualifications
Through his more than 30 years in escalating leadership positions at leading retail and global consumer product companies, including three CEO roles and more than two decades doing business in North America, Asia, Europe, and Latin America, Mr. Cornell provides meaningful leadership experience and retail knowledge. His experience includes time as both a vendor partner and a competitor to Target, and he brings insights from those roles to the company today.

Other public company boards

Current	Within past five years
Yum! Brands, Inc.	None



Robert L. Edwards

Age 66

Director since 2015

Independent

Committees
- Audit & Risk (Chair)
- Infrastructure & Finance

Background
Robert L. Edwards is the former President & Chief Executive Officer of Safeway Inc., a United States food and drug retail company. He also served as President & Chief Executive Officer of AB Acquisition LLC, a North American food and drug retail company due to Albertsons' acquisition of Safeway Inc. Mr. Edwards previously held several other executive level positions with Safeway Inc., including President & Chief Financial Officer and Executive Vice President & Chief Financial Officer. He also held executive positions at Maxtor Corporation and Imation Corporation.

Qualifications
Mr. Edwards provides the Board with substantial food and drug retail expertise and perspectives. In addition, his prior experiences as a CEO of a large publicly-held company and as CFO of multiple public companies provide the Board with extensive public company accounting and financial reporting expertise and a top-level perspective in organizational management.

Other public company boards

Current	Within past five years
None	Blackhawk Network Holdings, Inc.



Melanie L. Healey

Age 61

Director since 2015

Independent

Committees
- Compensation & Human Capital Management
- Governance & Sustainability

Background
Melanie L. Healey is the former Group President, North America, of The Procter & Gamble Company, one of the world's leading providers of branded consumer packaged goods. Ms. Healey also served as Group President & Advisor to the Chairman & Chief Executive Officer of The Procter & Gamble Company. Ms. Healey held a number of other leadership roles at Procter & Gamble, including Group President & CEO, Global Health, Feminine and Adult Care Sector. Prior to working at Procter & Gamble, Ms. Healey served in a variety of marketing leadership roles for Johnson & Johnson and S.C. Johnson & Sons.

Qualifications
Ms. Healey provides the Board with valuable strategic, branding, distribution, and operating experience on a global scale obtained over her more than 30-year career in the consumer goods industry at three multinational companies. Her deep experience in marketing, including her 18 years outside the United States, provides the Board with strategic and operational leadership and critical insights into brand building and consumer marketing trends globally.

Other public company boards

Current	Within past five years
Hilton Worldwide Holdings Inc.	None
PPG Industries, Inc.	
Verizon Communications Inc.	



Donald R. Knauss

Age 71

Director since 2015

Independent

Committees
- Compensation & Human Capital Management
- Infrastructure & Finance

Background
Donald R. Knauss is the former Chairman & Chief Executive Officer of The Clorox Company, a leading multinational manufacturer and marketer of consumer and professional products. He also served as Executive Chairman of The Clorox Company. Mr. Knauss previously served as Executive Vice President and Chief Operating Officer of Coca-Cola North America and in various other senior management roles for its subsidiary businesses, and held various marketing and sales positions with PepsiCo, Inc. and The Procter & Gamble Company. Mr. Knauss also served as an Officer in the United States Marine Corps.

Qualifications
Mr. Knauss possesses substantial senior management level experience in a variety of areas, including branded consumer products and consumer dynamics, manufacturing and supply chain, the retail environment, and sales and distribution, which strengthens the Board's collective knowledge, capabilities, and experience.

Other public company boards

Current	Within past five years
Kellogg Company	None
McKesson Corporation	



Christine A. Leahy

Age 57

Director since 2021

Independent

Committees
- Compensation & Human Capital Management
- Governance & Sustainability

Background

Christine A. Leahy is the President and Chief Executive Officer of CDW Corporation, a multi-brand technology solutions provider to business, government, education, and healthcare customers. She has served in this role since January 2019. She previously served CDW Corporation as Chief Revenue Officer from July 2017 to December 2018, Senior Vice President–International from May 2016 to July 2017, and Chief Legal Officer/General Counsel and Corporate Secretary from January 2002 to July 2017. Before joining CDW Corporation, she was a corporate partner in the Chicago office of Sidley Austin.

Qualifications

Ms. Leahy provides the Board significant experience in strategic planning and leadership of complex organizations, technology and digital solutions, and operations and distribution.

Other public company boards

Current	Within past five years
CDW Corporation	None



Monica C. Lozano

Age 65

Director since 2016

Lead Independent Director

Committees
- Compensation & Human Capital Management (Chair)
- Governance & Sustainability

Background

Monica C. Lozano is President and Chief Executive Officer of The College Futures Foundation, a position she has held since December 2017. She also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. Ms. Lozano previously served as Chairman of U.S. Hispanic Media, Inc., a leading Hispanic news and information company. Ms. Lozano previously served in the roles of Chair and Chief Executive Officer of ImpreMedia, LLC, a wholly owned subsidiary of U.S. Hispanic Media, Inc. Ms. Lozano also served as Chief Executive Officer and Publisher of La Opinion, a subsidiary of ImpreMedia, LLC, and in several management-level roles with the company.

Qualifications

Ms. Lozano possesses substantial senior management experience in areas such as operations, strategic planning and marketing, including multi-media content. She also has a deep understanding of issues that are important to Hispanics, a growing U.S. demographic. Ms. Lozano has board-level experience overseeing large organizations with diversified operations on matters such as governance, risk management, and financial reporting.

Other public company boards

Current	Within past five years
Apple Inc.	None
Bank of America Corporation	



Derica W. Rice

Age 57

Director since 2020

Independent

Committees
- Audit & Risk
- Infrastructure & Finance

Background

Derica W. Rice is the former Executive Vice President of CVS Health Corporation, a provider of health services and plans in the United States, and former President of CVS Caremark, the pharmacy benefits management business of CVS Health Corporation. He served in those positions from March 2018 to February 2020. Mr. Rice previously held several other executive level positions over nearly three decades with Eli Lilly and Company, a pharmaceutical company, including Executive Vice President, Global Services from January 2010 through December 2017 and Chief Financial Officer from May 2006 through December 2017. He also previously served on Target Corporation's Board of Directors from September 2007 to January 2018.

Qualifications

Mr. Rice's career has provided him with practical knowledge of executive management of complex, worldwide businesses, and extensive experience in a wide range of financial and accounting matters including management of worldwide financial operations, financial oversight, risk management, and the alignment of financial and strategic initiatives.

Other public company boards

Current	Within past five years
Bristol-Myers Squibb	Target Corporation
The Carlyle Group Inc.	
The Walt Disney Company	



Dmitri L. Stockton

Age 58

Director since 2018

Independent

Committees
- Audit & Risk
- Governance & Sustainability

Background

Dmitri L. Stockton is the former Senior Vice President & Special Advisor to the Chairman of General Electric Company, a global infrastructure and technology conglomerate. He held that position from July 2016 to March 2017. Mr. Stockton previously held several other executive level positions with General Electric Company, including Chairman, President, & Chief Executive Officer of GE Asset Management Incorporated, President & Chief Executive Officer of GE Capital Global Banking, Senior Vice President of General Electric Company based in London, President & Chief Executive Officer of GE Consumer Finance, Central & Eastern Europe, and Vice President of General Electric Company.

Qualifications

Mr. Stockton's 30-year career with General Electric Company has provided him with substantial experience in managing worldwide financial operations. His expertise gives the Board additional skills in the areas of leadership, financial oversight, risk management, consumer banking, asset management, employee benefits, governance, regulatory compliance, and the alignment of financial and strategic initiatives.

Other public company boards

Current	Within past five years
Deere & Company	Stanley Black & Decker, Inc.
Ryder System, Inc.	

◉ **The Board recommends that shareholders vote For each of the nominees named above for election to our Board.**

Stock ownership information

Stock ownership guidelines

Stock ownership that must be disclosed in the 2022 Proxy Statement includes shares directly or indirectly owned and shares issuable or options exercisable that the person has the right to acquire within 60 days. Our stock ownership guidelines vary from the SEC's required ownership disclosure in that they do not include any options, but do include share equivalents held under deferred compensation arrangements as well as unvested RSUs and PBRSUs at the minimum share payout. Further, our stock ownership guidelines do not include shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period).

In Fiscal 2021, we adjusted the ownership guidelines requirement for our directors from a fixed $500,000 value to five times the annual cash retainer (not including any additional cash retainer(s) for serving as Lead Independent Director or a Committee Chair). This change allows the ownership guidelines requirements to adjust as director pay changes. At the current cash retainer of $115,000 for Fiscal 2021, this 5x multiple has a dollar value of $575,000, which effectively is a $75,000 increase over the prior ownership guidelines requirement's fixed $500,000 value.

We believe our stock ownership guidelines for our directors and executive officers are aligned with shareholders' interests because the guidelines reflect equity that has economic exposure to both upside and downside risk.

Ownership guidelines by position

Directors	CEO	Other NEOs
5x annual cash retainer	7x base salary	3x base salary

Equity used to meet stock ownership guidelines

Yes		No	
	• Outstanding shares that the person beneficially owns or is deemed to beneficially own, directly or indirectly, under the federal securities laws. • PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level) and RSUs, whether vested or unvested. • Deferred compensation amounts that are indexed to Target common stock, but ultimately paid in cash.		• Options, regardless of when they are exercisable. • PSUs because their minimum share payout is 0% of the at-goal payout level. • Shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period).

All directors and executive officers are expected to achieve the required levels of ownership under our stock ownership guidelines before the end of the fifth full fiscal year occurring after their election or appointment. If a director or executive officer has not satisfied the ownership guideline amounts on the Compliance Date, they must retain all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until the required level of ownership is achieved. In addition, if an executive officer is below the ownership guideline amounts before the Compliance Date, they must retain at least 50% of all shares acquired on the vesting of equity awards or the exercise of stock options (in all cases net of exercise costs and taxes) until the required level of ownership is achieved.

The following table shows the holdings of our current directors and NEOs recognized for purposes of our stock ownership guidelines as of April 5, 2022 and the respective ownership guidelines calculations.

	RSUs & PBRSUs	Share equivalents	Other shares held[1]	Total stock ownership for guidelines (# of shares)[1]	Stock ownership guidelines calculation
Directors					**Multiple of annual cash retainer[2]**
David P. Abney[3]	1,418	0	0	1,418	2.6
Douglas M. Baker, Jr.	28,995	0	3,895	32,890	61.4
George S. Barrett	11,101	0	0	11,101	20.7
Gail K. Boudreaux[3]	1,952	0	0	1,952	3.6
Robert L. Edwards	16,387	0	10,000	26,387	49.3
Melanie L. Healey	15,774	0	0	15,774	29.5
Donald R. Knauss	16,387	0	11,393	27,780	51.9
Christine A. Leahy	2,835	0	0	2,835	5.3
Monica C. Lozano	14,496	0	0	14,496	27.1
Mary E. Minnick	79,764	521	886	81,171	151.6
Derica W. Rice	4,060	0	0	4,060	7.6
Dmitri L. Stockton	11,821	0	0	11,821	22.1
Current named executive officers					**Multiple of base salary[2]**
Brian C. Cornell	76,437	9,629	361,048	447,114	68.6
Michael J. Fiddelke	13,857	0	22,743	36,600	10.8
John J. Mulligan	30,838	0	171,800	202,638	43.5
Michael E. McNamara	15,558	0	132,495	148,053	43.9
Don H. Liu	15,352	0	72,081	87,433	28.9

(1) The "Total stock ownership for guidelines" calculation, like the required disclosure of "Total shares beneficially owned" on page 31, includes "Other shares held" but differs by (a) excluding (i) all options, regardless of whether they can be converted into common stock on or before June 4, 2022 and (ii) shares that are subject to a mandatory post-exercise holding period (while the shares are subject to that holding period) and (b) including (i) share equivalents that are held under deferred compensation arrangements and (ii) RSUs and PBRSUs (at their minimum share payout, which is 75% of the at-goal payout level), whether vested or unvested, even if they will be converted into common stock more than 60 days from April 5, 2022.

(2) Based on closing stock price of $214.79 as of April 5, 2022.

(3) Mr. Abney and Ms. Boudreaux joined the Board on August 11, 2021 and September 23, 2021, respectively. They both currently comply with our stock ownership guidelines because they have five years from the start of Fiscal 2022 to meet the required stock ownership level of 5x annual cash retainer.

Beneficial ownership of directors and officers

The following table includes information about the shares of Target common stock (our only outstanding class of equity securities) which are beneficially owned on April 5, 2022 or which the person has the right to acquire within 60 days of that date for each director, named executive officer in the "Summary compensation table" on page 53, and all current Target directors and executive officers as a group.

Directors	Shares issuable within 60 days[1]	Stock options exercisable within 60 days	Other shares held	Total shares beneficially owned[2]
David P. Abney	760	0	0	760
Douglas M. Baker, Jr.	28,337	0	3,895	32,232
George S. Barrett	10,027	0	0	10,027
Gail K. Boudreaux	878	0	0	878
Robert L. Edwards	15,729	0	10,000	25,729
Melanie L. Healey	15,116	0	0	15,116
Donald R. Knauss	15,729	0	11,393	27,122
Christine A. Leahy	1,761	0	0	1,761
Monica C. Lozano	13,838	0	0	13,838
Mary E. Minnick	78,603	0	886	79,489
Derica W. Rice	2,986	0	0	2,986
Dmitri L. Stockton	10,747	0	0	10,747
Named executive officers				
Brian C. Cornell	0	0	361,048	361,048
Michael J. Fiddelke	0	0	22,743	22,743
John J. Mulligan	0	0	171,800	171,800
Michael E. McNamara	0	0	132,495	132,495
Don H. Liu	0	0	72,081	72,081
All current directors and executive officers				
As a group (25 persons)	194,511	117,821	1,034,692[3]	1,347,024

(1) Includes shares of common stock that the named individuals may acquire on or before June 4, 2022 pursuant to the conversion of vested RSUs into common stock.

(2) All directors and executive officers as a group own less than 1% of Target's outstanding common stock. The persons listed have sole voting and investment power with respect to the shares listed.

(3) Includes shares of common stock owned by executive officers in the Target 401(k) Plan as of April 5, 2022.

Beneficial ownership of Target's largest shareholders

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of our common stock:

Name and address of >5% beneficial owner	Number of common shares beneficially owned	Percent of class[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	42,664,160[2]	9.2%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	39,463,243[3]	8.5%
State Street Corporation One Lincoln Street Boston, Massachusetts 02111	36,017,144[4]	7.8%

(1) Based on shares outstanding on April 5, 2022.

(2) The Vanguard Group (Vanguard), as an investment advisor, reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 10, 2022. The filing indicates that as of December 31, 2021, Vanguard had sole voting power for 0 shares, shared voting power for 801,696 shares, sole dispositive power for 40,666,686 shares, and shared dispositive power for 1,997,474 shares.

(3) BlackRock, Inc. (BlackRock), as a parent holding company, reported its direct and indirect beneficial ownership on a Schedule 13G/A filed with the SEC on February 1, 2022. The filing indicates that as of December 31, 2021, BlackRock had sole voting power for 33,306,000 shares, shared voting power for 0 shares, sole dispositive power for 39,463,243 shares, and shared dispositive power for 0 shares.

(4) State Street Corporation (State Street), as a parent holding company, reported its direct and indirect beneficial ownership in various fiduciary capacities (including as trustee under the Target 401(k) Plan) on a Schedule 13G/A filed with the SEC on February 14, 2022. The filing indicates that as of December 31, 2021, State Street had sole voting power for 0 shares, shared voting power for 33,005,151 shares, sole dispositive power for 0 shares, and shared dispositive power for 35,922,818 shares, and that State Street Global Advisors Trust Company (SSgA Trust), a subsidiary of State Street, had sole voting power for 0 shares, shared voting power for 11,099,167, sole dispositive power for 0 shares, shared dispositive power for 25,666,445 shares, and aggregate beneficial ownership of 25,675,186 shares. Based on that information, SSgA Trust is also a beneficial owner of more than five percent of our common stock, holding 5.5% of Target's outstanding common shares.

Compensation & Human Capital Management Committee Report

The Compensation & Human Capital Management Committee has reviewed and discussed the following CD&A with management. Based on this review and discussion, the Compensation & Human Capital Management Committee recommended to the Board that the CD&A be included in the 2021 Annual Report and the 2022 Proxy Statement.

Compensation & Human Capital Management Committee

Monica C. Lozano, Chair
Douglas M. Baker, Jr.
George S. Barrett
Melanie L. Healey
Donald R. Knauss
Christine A. Leahy

Compensation Discussion and Analysis

Introduction

This CD&A focuses on how our NEOs were compensated for Fiscal 2021 and how their Fiscal 2021 compensation aligned with our pay for performance philosophy.

For Fiscal 2021, our NEOs were:

Name and principal position		
	Brian C. Cornell	Chairman & Chief Executive Officer
	Michael J. Fiddelke	Executive Vice President & Chief Financial Officer
	John J. Mulligan	Executive Vice President & Chief Operating Officer
	Michael E. McNamara	Executive Vice President & Chief Information Officer
	Don H. Liu	Executive Vice President and Chief Legal & Risk Officer

As previously disclosed, Mr. McNamara intends to retire as Target's Chief Information Officer in 2022 and intends to remain in his current role until a successor is appointed, and as an employee for a transition period following such appointment.

CD&A table of contents		
Executive summary		34
Our framework for executive compensation		40
Other benefit elements		48
Compensation governance		49

Executive summary

Throughout Fiscal 2021, Target's long-term growth strategy and the investments made in taking care of our team continued to solidify our position as an industry-leader in top- and bottom-line performance. Our team, technology, and resilient operations enabled us to offer a preferred shopping experience to our guests that differentiates us in the marketplace. Even as non-essential retailers reopened, the Target team delivered outstanding performance across our core categories, driving double-digit comparable sales growth in Fiscal 2021 and protecting $10 billion of unprecedented market share gains made in 2020. Our stores-as-hubs model continued to set Target apart from other retailers and drove traffic, fueled digital sales, and provided our guests ease, convenience, and safety. Same-day services drove over half of digital sales in Fiscal 2021, driven by 45% growth in Drive Up, Order Pickup, and Shipt (on top of 235% growth in Fiscal 2020). Beyond our fulfillment options, we continued to benefit from our balanced multi-category assortment, which allows our team to serve the rapidly evolving needs of our guests. Despite unpredictability in the environment, Target delivered exceptional performance consistently throughout the year, resulting in Sales growth of $12.2 billion in Fiscal 2021.

Our success in 2021 was fueled by our team. Our ability to attract and retain our team is driven by our purpose, culture, and the overall Team Member experience. We offer competitive compensation and benefits that positively impact our Team Members and fosters our culture, enabling the team to care, grow, and win together. Notably, in the past year:

- We introduced Dream to Be, an industry-leading education assistance benefit for all Team Members that provides access to debt-free undergraduate and associates degrees, as a part of our ongoing commitment to promote access to education and to create an equitable and inclusive workforce.
- We announced our plan to invest up to $300 million more in our team in 2022 to set a new starting wage range of $15 to $24 per hour and expand access to health care benefits, making about 20% of our team newly eligible to enroll in our comprehensive health care benefits package. We also reduced the waiting period to enroll in a Target medical plan, offered faster access to the Target 401(k) Plan, and enhanced our well-being benefits.

That's in addition to recognition bonuses and numerous enhancements made to our total rewards package, including free backup care and access to virtual healthcare and online resources to support the well-being of our Team Members. These investments in our team demonstrate our commitment to delivering on our Target Forward strategy, which aims in part to create opportunity and equity for our team, partners and guests. Additional information on Target Forward is described on page 15. Our success begins and ends with our team; and despite ongoing challenges in the external environment, the flexibility of our business model and the resilience of our team delivered outstanding performance consistently throughout 2021, as illustrated in the "Financial performance highlights for Fiscal 2021" on the following page.

Financial performance highlights for Fiscal 2021



Comparable sales growth	Sales fulfilled by stores	Adjusted EPS growth [1]
12.7%	**96.4%**	**44.0%**

After-tax ROIC [2]	5% of profits given to communities [3]	Capital invested in the business
33.1%	**$274M**	**$3.5B**

Total Shareholder Return (TSR)



(1) Adjusted EPS, a non-GAAP metric, excludes the impact of certain items. See page 24 of the 2021 Annual Report for a reconciliation of Adjusted EPS to GAAP diluted EPS and page 19 of the 2021 Annual Report for the calculation of the "Adjusted EPS growth" provided above.

(2) ROIC is a ratio based on GAAP information, with the exception of the add-back of operating lease interest to operating income. The calculation of the number provided above is disclosed on page 26 of the 2021 Annual Report.

(3) Calculated based upon the average of the prior two years of pre-tax profits. Includes cash and in-kind donations.

The pay programs described throughout our CD&A align with our pay for performance philosophy and are structured based on financial and operational performance and shareholder outcomes.

Summary of key incentive design decisions made in Fiscal 2021

While the core structure of our incentive programs remained intact in support of our enterprise strategy, the following table summarizes changes to our Fiscal 2021 STIP and PSU program granted in Fiscal 2021. The majority of changes are intended to be one-time in nature to address volatility from the ongoing pandemic.

Incentive program	Description of key design changes made for Fiscal 2021	More information
Fiscal 2021 STIP:	As described in last year's CD&A, we made the following changes to our Fiscal 2021 STIP design at the onset of the fiscal year to manage expected volatility in the economy and consumer sentiment: ● Separated the financial component of STIP into two equally weighted semi-annual periods. ● Shifted the at-goal weighting back to 67% financial and 33% team scorecard. This weighting was effectively used for our STIP program in Fiscal 2017 through Fiscal 2019, a period of significant disruption in the retail industry, as we focused on aggressively investing in our business to emerge with a durable financial model.	**41**
PSU program granted in Fiscal 2021:	Our PSU program is fully based on relative performance versus our retail peer group. The pandemic created volatility, which distorted performance comparisons across our peer group that may not be fully representative of actual growth. As a result of the volatility in 2020 and continued uncertainty in 2021, we made the following one-time changes to our PSU program granted in Fiscal 2021 to normalize peer performance: ● Extended the performance period from a three- to four-year period. We believe comparing four-year performance against the common starting point of the pre-pandemic year of 2019 would provide the best comparison of relative competitive performance across these four years. ● Capped the maximum payout opportunity at 150% of goal, reduced from 200% of goal in prior years.	**44**

Shareholder support for our 2021 advisory vote on executive compensation and shareholder outreach program

At the 2021 Annual Meeting, shareholders approved our Say on Pay proposal in support of our executive compensation program by a vote of 92.9%, in line with the 2020 vote of 93.6% and 2019 vote of 94.8%. We believe open dialogue with our shareholders and incorporation of their feedback into our executive compensation program are important.

As described on page 18, we regularly communicate with our shareholders regarding a variety of topics and involve one or more independent directors in these conversations, as appropriate. We look forward to continued dialogue on compensation matters and other issues relevant to our business.

Pay for performance

We have a long-standing belief that our executive compensation should directly reflect our organization's performance with substantial emphasis on the creation of long-term value for our shareholders. We do that by providing our NEOs a mix of base salary, short-term, and long-term incentives with compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.

Annual TDC is the summed at-goal value of each pay component and is used by the Compensation & Human Capital Management Committee as the measure of the intended total value of pay at the time the pay decision is made, understanding that the actual amount earned will be higher or lower based on actual performance.

Consistent with our guiding principles, 92% of CEO Annual TDC and 83% of other NEO Annual TDC is performance-based. In addition, 100% of our annual LTI grants feature relative performance-based metrics.

Importantly, the financial metrics we use for our pay programs are either based directly on GAAP financial measures, or in the specific circumstances where they are not, we explain how and why they differ from GAAP.

Annual CEO pay mix[1]



performance-based
92%

Annual other NEOs pay mix[1]



performance-based
83%

(1) Annual TDC differs from the "Total" for Fiscal 2021 in the "Summary compensation table" on page 53 because it (a) includes STIP opportunity at-goal as approved, rather than the actual payout that was earned, (b) includes the annual PSU and PBRSU grants based on the dollar value used by the Compensation & Human Capital Management Committee in determining the number of shares granted, rather than the aggregate grant date fair value of awards, as computed in accordance with FASB ASC Topic 718, and (c) excludes the items shown under the "Change in pension value and nonqualified deferred compensation earnings" and "All other compensation" columns.

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How annual CEO pay is tied to performance

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The following pay elements are performance-based and represent a significant percentage of Annual TDC. The payout ranges below are based on awards outstanding as of the end of Fiscal 2021.

- **STIP** — Payouts range from 0% to 200% of goal depending on Sales, Incentive Operating Income, and the assessment of the Team Scorecard.
- **PSUs** — As described in detail in the PSUs section on page 44, payouts range from 0% to 150% of goal for PSUs granted in 2021 and range from 0% to 200% of goal for PSUs granted prior to 2021, depending on Adjusted Sales growth, EPS growth, and ROIC performance relative to our retail peer group. Payout value is also tied to stock price performance.
- **PBRSUs** — Payouts range from 75% to 125% of goal depending on TSR performance relative to our retail peer group. Payout value is also tied to stock price performance.

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Performance highlights

The following graphs highlight our historical performance on key metrics that we used in our executive compensation programs over each of the last three years. The metrics used in our compensation program are described in more detail in the CD&A narratives for each compensation element, as well as in the footnotes on this page.









(1) Sales is as reported on page 38 of the 2021 Annual Report. We use Sales as reported above as one of the metrics in both our PSU and STIP compensation elements.

(2) Operating Income is as reported on page 38 of the 2021 Annual Report and provides the basis for Incentive Operating Income, which is one of the metrics we use in our STIP compensation element. Incentive Operating Income, a non-GAAP metric, represents Operating Income on a pre-short-term incentive compensation basis and is calculated by excluding short-term incentive expense from our Operating Income.

(3) EPS from continuing operations is as reported on page 24 of our 2021 Annual Report. For PSUs, we use EPS as reported above, except that for Fiscal 2021 we excluded the impact of the one-time gain on sale of the Dermstore business, which decreased the amount by $0.55 per share to $13.55.

(4) ROIC is a ratio based on GAAP information, with the exception of the add-back of operating lease interest to operating income. For Fiscal 2021 and Fiscal 2020 it is as reported on page 26 of the 2021 Annual Report and, for Fiscal 2019, page 24 of our 2020 Annual Report. For PSUs, we use ROIC as reported above, except that for Fiscal 2021 we excluded the impact of the one-time gain on sale of the Dermstore business from net operating profit after tax and excluded net assets of Dermstore from average invested capital in the ROIC calculation, which decreased the amount by 1.2 percentage points.

Incentive measures and actual performance

Actual payouts vary based on performance against goals approved by the Compensation & Human Capital Management Committee at the beginning of the performance period. Our ongoing incentive programs have a proven track record of variable payouts based on performance over time.

- Our STIP is based on a combination of absolute financial goals and progress made toward key strategic priorities. As shown in the table below, our financial component and team scorecard resulted in an overall weighted payout of 143% of goal. For further discussion of our Fiscal 2021 financial goals and performance, see pages 41-42. For additional information on our 2021 team scorecard assessment, see page 43.
- 100% of our ongoing LTI program features performance-based metrics and is tied to relative performance versus our retail peers over a three-year time period.

	Weight		Spring[1] Goal[3]	Actual[3]	Actual performance as a percentage of goal	Fall[2] Goal[3]	Actual[3]	Actual performance as a percentage of goal	Overall weighted payout as a percentage of goal
2021 STIP Performance	67%	**Sales**	$43,007	$48,705	113.2%	$55,564	$55,906	100.6%	100%
		Incentive Operating Income[4]	$3,243	$5,182	159.8%	$4,432	$4,305	97.1%	
	33%	**Team Scorecard**			N/A			N/A	43%

				Total combined payout as a percentage of goal	**143%**

		Metric	Performance rank relative to peers	Payout percentage	Total Payout
2019-2021 LTI Performance	**PSUs**	Adjusted sales growth	3 of 17	200%	193.3%
		EPS growth	3 of 17	200%	
		ROIC	5 of 17	180%	

		Metric	Performance rank relative to peers	TSR[5]	Total Payout
	PBRSUs	TSR	1 of 16	257%	125%

(1) Represents the Q1 and Q2 semi-annual performance period of 2021, weighted 50%.
(2) Represents the Q3 and Q4 semi-annual performance period of 2021, weighted 50%.
(3) In millions.
(4) See the "Performance highlights" tables and footnotes on page 38 for a description of how Incentive Operating Income is calculated from our financial statements.
(5) TSR is calculated based on the stock price of each company on the first and last day of the performance period using the average of each company's stock price for the 90 calendar days immediately preceding the two measurement dates.

Our framework for executive compensation

Guiding principles

We believe executive compensation should be directly linked to performance and long-term value creation for our shareholders. With that in mind, three principles guide our compensation program:

- Deliver on our pay for performance philosophy in support of our strategy.
- Provide a framework that encourages outstanding financial results and shareholder returns over the long-term.
- Attract, retain, and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace.

A significant portion of our executive compensation is at risk and, therefore, may vary from targeted compensation based upon the level of achievement of specified performance objectives and stock price performance.

Elements of Annual TDC[1]

	Element	Key characteristics	Link to shareholder value	How we determine amount
Fixed	**Base salary**	Fixed compensation component payable in cash, representing less than 20% of Annual TDC for our NEOs. Reviewed annually and adjusted when appropriate.	A means to attract and retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.
Performance-based	**Short-term incentives**	Variable compensation component payable in cash based on performance against financial goals and assessment of team performance.	Incentive targets are tied to achievement of key financial measures. NEOs are also evaluated against identified strategic initiatives important to driving sustainable, durable, and profitable sales growth.	Financial component of award based on: • Sales • Incentive Operating Income For STIP, there is a team scorecard component based on the Compensation & Human Capital Management Committee's assessment of management's progress toward strategic priorities.
	Performance share unit awards	PSUs cliff vest at the end of the performance period and payouts are based on relative performance within the performance period versus our retail peer group.	PSUs recognize our executive officers for achieving superior long-term relative performance on three key metrics: • Sales growth • EPS growth • ROIC	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations, and market data.
	Performance-based restricted stock unit awards	PBRSUs cliff vest at the end of the performance period with the number of shares based on relative TSR performance within the performance period versus our retail peer group.	Fosters a culture of ownership, aligns the long-term interests of Target's executive officers with our shareholders and rewards or penalizes based on relative TSR performance.	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations, and market data.

(1) See page 37 for a description of how the Compensation & Human Capital Management Committee uses Annual TDC and how it differs from the "Total" in the "Summary compensation table" on page 53.

Base salary

We provide base salary as a means to deliver a stable amount of cash compensation to our executive officers. In alignment with our pay for performance philosophy, it represents the smallest portion of Annual TDC.

In March 2021, the Compensation and Human Capital Management Committee approved a Fiscal 2021 base salary increase of $100,000 for Mr. Fiddelke in consideration of his performance as well as market positioning relative to our retail and general industry peers.

Short-term incentives

All NEOs are eligible to earn cash awards under our STIP program, which is designed to motivate and reward executives for performance on key annual measures. The financial component of our STIP program is based on two financial metrics: Sales (50%) and Incentive Operating Income (50%). See the "Performance highlights" tables and footnotes on page 38 for a description of how Sales are reported and how Incentive Operating Income is calculated from our financial statements.

As disclosed in our 2021 Proxy Statement, we made changes to our Fiscal 2021 STIP design to reflect a wide range of outcomes based on expected volatility in the economy and consumer sentiment caused by the pandemic. Translating this uncertainty into an assessment of performance, and ultimately tying to payout levels, was challenging to prescribe at the onset of the year. Given these considerations, we made the following changes to our STIP design in Fiscal 2021:

- Separated the financial component of STIP into two independent and equally weighted semi-annual periods, Spring (Q1 and Q2) and Fall (Q3 and Q4).
- Shifted the at-goal weighting back to 67% financial and 33% team scorecard.

The semi-annual approach to goal-setting allowed the Board to reassess both the performance and macroeconomic context when setting Fall goals. Looking ahead, our Fiscal 2022 STIP design will revert back to annual financial performance goals.

The following table shows financial and team scorecard payouts expressed as a percentage of goal. The at-goal pay opportunity is 200% of base salary for our CEO and 100% of base salary for our other NEOs.

Component	Fiscal 2021 (payout as a percentage of goal)			
	Weight	Threshold	Goal	Maximum
Financial **(Sales 50%, Incentive Operating Income 50%)**	67%	13%	67%	134%
Team Scorecard	33%	7%	33%	66%
Total		**20%**	**100%**	**200%**

Fiscal 2021 financial STIP design, performance goals, and how we performed in comparison to these goals

The Fiscal 2021 semi-annual goals and actual performance were:

	Metric	Goal ($)[2]	Actual ($)	Actual performance as a percentage of goal	Comparison to prior years		
					Goal vs Fiscal 2020	Actual vs Fiscal 2020	Actual vs Fiscal 2019
Spring[1]	**Sales**	$ 43,007	$ 48,705	113.3%	+2.2%	+15.8%	+36.9%
(weighted 50%)	**Incentive Operating Income**[3]	$ 3,243	$ 5,182	159.8%	+6.5%	+70.1%	+96.3%
Fall[1]	**Sales**	$ 55,564	$ 55,906	100.6%	+10.4%	+11.1%	+34.6%
(weighted 50%)	**Incentive Operating Income**[3]	$ 4,432	$ 4,305	97.1%	+7.3%	+4.2%	+79.6%

(1) Dollars in millions.

(2) Threshold and maximum financial performance amounts are -/+5% of the Sales goal and -/+15% of the Incentive Operating Income goal.

(3) See the "Performance highlights" tables and footnotes on page 38 for a description of how Incentive Operating Income is calculated from our financial statements.

When approving Spring and Fall goals for Fiscal 2021, the Board took into account consumer environment and confidence, ongoing risks and their impact to consumers, and enterprise strategies and investments. The semi-annual approach to goal-setting allowed the Board to reassess both the performance and macroeconomic context when setting Fall goals, with knowledge of the stronger than expected environment in the Spring. The assumptions and context underpinning our semi-annual goals and performance against those goals are further described on the following page.

Spring

In February 2021, independent members of our Board approved Spring goals. At that time, a number of uncertain variables affected our outlook including a slow and uneven economic recovery, stimulus spending, vaccine rollout, and emergence of COVID-19 variants. The market was expected to deliver flat to mid-single digit growth. In consideration of market expectations, Spring goals were set above the market rate. Our performance far exceeded our expectations for the period.

- Our Spring 2021 goal focused on holding the unprecedented market share gains we realized in 2020, while delivering a profit rate improvement compared to 2019. Fiscal 2019 actuals served as a benchmark in establishing goals, given the high degree of volatility we experienced in the first two quarters of Fiscal 2020.
- The Board approved Spring goals requiring year-over-year growth of 2.2% and 6.5% for Sales and Incentive Operating Income. Relative to 2019 actual performance, these Spring goals represented growth of 20.9% and 22.8% for Sales and Incentive Operating Income, respectively.

Ultimately, market performance exceeded expectations as stimulus and pent-up savings fueled consumer spending power. Our aggressive and strategic investments in our digital fulfillment options, merchandise assortment, and store operating model positioned us to thrive in supplying the needs of our guests.

- Our strong Spring Sales performance in various categories translated to over $5 billion in share gains since Spring 2019.

Total Sales growth of 15.8% in the Spring (on top of 18.2% growth a year ago) was comprised of store Sales growth of 13.9% and digital Sales growth of 25.2% (on top of 6.6% and 168.9% growth, respectively, a year ago).

- The strength in Sales translated to Operating Income performance ahead of goal. Our Operating Income rate increased more than 3 percentage points versus Spring 2020, given a continuation of lower markdown trends and expense leverage from higher Sales. Favorable category mix also contributed to the increased rate as a result of faster than anticipated growth in Apparel, Home, and Same Day Fulfillment. This translated to Spring Operating Income of $4.8 billion, approximately $2.1 billion or 75% ahead of last year.

Our business delivered outstanding Spring performance that exceeded the maximum Spring financial goals. As intended, our semi-annual goal setting approach provided the agility to adjust our future outlook as we planned for the second half of the year.

Fall

In August 2021, independent members of our Board approved Fall goals. Given exceptional Spring performance on top of record growth in 2020, combined with the continued strength in consumer spending, we re-aligned our financial goals for Fall to expand upon the prior year's outsized market share and profit gains.

- Fall Sales goal of $55.6 billion represented an increase of 10.4% and 33.7% over actual Fall 2020 and 2019 Sales, respectively.
- Fall Incentive Operating Income goal of $4.4 billion represented increases of 7.3% and 84.9% over actual Fall 2020 and 2019, respectively, or 12.3% and 92.5% Operating Income growth over actual Fall 2020 and 2019, respectively.

Despite continued volatility in the environment brought on by new COVID-19 variants and industry-wide challenges across the supply chain, our business continued to deliver growth on top of record setting increases last year, primarily driven by increases in store traffic and growth in digital fulfillment.

- Total Sales growth of 11.1% in Fall (on top of 21.2% growth a year ago) was comprised of store Sales growth of 10.2% and

digital Sales growth of 14.9% (on top of 8.8% and 130.1% growth, respectively, a year ago). We delivered our second strongest Fall sales comp in more than 10 years, on top of last year's record performance.

- Fall Operating Income of $4.1 billion represents a $0.3 billion increase, or almost 9% growth, over last year. Our Operating Income rate contracted slightly year over year, reflecting increased costs from our vendors and across our supply chain.

Continued strength in our Fall performance capped off a year of record growth in 2021, reinforcing the durability of our business model and confidence in our long-term growth strategy.

Following a year of record market share gains, Fiscal 2021 delivered strong results. The Compensation & Human Capital Management Committee approved a collective STIP financial outcome of 149% of goal payout, as generated under the plan and illustrated in the following table:

	Metric	Payout as a percentage of goal for each metric	Payout as a percentage of goal for each semi-annual period	Financial component payout as a percentage of goal
Spring *(weighted 50%)*	**Sales**	200%	200%	149%
	Incentive Operating Income	200%		
Fall *(weighted 50%)*	**Sales**	112%	98%	
	Incentive Operating Income	84%		

Fiscal 2021 team scorecard assessment

The team scorecard provides a general structure for discussing and measuring performance of the management team as a group. The team scorecard portion of the STIP in 2021 emphasized the business outcomes we expect from the execution of our strategic priorities, and represents indicators that demonstrate the health of Target's business and team.

For Fiscal 2021, the primary team scorecard progress indicators included: hold 2020 market share gains, advance progress on three-year enterprise DE&I goals, maintain strong team engagement, increase utilization of same-day fulfillment services, and increase guest engagement with Target Circle.

Our management team drove meaningful progress against these indicators:

● We retained $10 billion of unprecedented 2020 market share gains. At the category level, Food & Beverage, Beauty & Household Essentials, Hardlines, and Home Furnishings & Decor, in particular, drove share gains.

● Positive progress on three-year enterprise DE&I goals. We met or exceeded our ambitious goals for representation, advancement, and experience. We increased promotion and reduced turnover rates for people of color and increased promotion of women to senior leadership.

● Total company engagement was favorable based on our robust Annual TeamVoice survey. Despite unprecedented challenges, we saw the strength of our team and culture show up through stability and strength in key areas.

● Growth in same-day services, represented by 45% growth in Drive Up, Order Pickup, and Shipt (on top of 235% growth last year), driven by the continued investments made in our supply chain and store operations.

● Increased guest engagement with Target Circle, bringing our total enrollment to more than 100 million members since launch.

Taking into consideration the outcomes described above, the Compensation & Human Capital Management Committee approved a 130% team scorecard payout.

Total Fiscal 2021 STIP payout

The following table shows the resulting overall weighted payout as a percentage of goal, based on actual financial performance for each semi-annual period and progress made on key team scorecard indicators as described above.

Component	Weight	Payout as a percentage of goal	Overall weighted payout as a percentage of goal[1]
Financial	67%	149%	100%
Team Scorecard	33%	130%	43%
		Total combined payout as a percentage of goal	**143%**

(1) Actual payout is 286% of base salary for our CEO and 143% of base salary for our other NEOs.

Long-term incentives

To align our executive officers' pay outcomes with long-term performance, 100% of our annual LTI grants feature relative performance-based metrics and LTI comprises the majority of each NEO's total compensation.

Value of LTI awarded at grant

In determining the amount of individual LTI awards, the Compensation & Human Capital Management Committee considered each NEO's individual contributions to business outcomes during the fiscal year, potential future contributions, historical annual grant amounts, and retention considerations, as well as market data for comparable executives from our retail and general industry peer groups. The annual LTI grants are made in March of each year to ensure the full-year financial results for the most recently completed fiscal year may be considered prior to making the grants. Once the total annual grant amount for a NEO is determined, the Compensation & Human Capital Management Committee grants 60% of that value in PSUs and 40% in PBRSUs. Under this approach, strong long-term performance relative to peers

becomes the key driver of compensation realized by executive officers.

The Compensation & Human Capital Management Committee increased Mr. Cornell's annual LTI grant by $1,600,000, reflective of Mr. Cornell's leadership throughout his tenure and the execution of strategic decisions in 2020 that has positioned Target for long-term durable success. This resulted in positioning his overall TDC at the 77th percentile of the combined peer group, which aligns with our pay for performance philosophy. In addition, Mr. Fiddelke's annual LTI grant was increased by $600,000 in recognition of his contributions to business outcomes and his demonstrated leadership in navigating the volatility throughout the fiscal year.

PSUs

In March 2021, the Committee granted the 2021 PSU awards. The core design of our fully relative PSU program continues to support the critical drivers of our success while incenting our performance relative to competing retailers. Our metrics reflect how we envision success in the execution of our strategy: to grow the top-line relative to the retail sector, to grow it profitably, and to ensure prudent deployment of capital to drive the business. Consistent with last year, the three relative metrics used in our PSU plan continue to be:

- **Adjusted sales growth.** The compound annual growth rate in adjusted sales over the performance period, relative to our retail peer group, including adjustments to our reported results or those of our peer group, as described on the following page.

- **EPS growth.** The compound annual growth rate of our EPS versus the reported EPS of our retail peer group.
- **ROIC.** Average net operating profit after-tax divided by average invested capital for both our results and our retail peer group, excluding discontinued operations.

See the "Performance highlights" tables and footnotes on page 38 for a description of where Sales, EPS, and ROIC are reported in our financial statements.

Changes to the design in Fiscal 2021:

The pandemic caused significant disruptions across the retail sector in Fiscal 2020, with many of our retail peer comparators materially impacted by government mandated store closures. This translated into record low financial performance or negative reported earnings for approximately half of our comparator group. As such, using Fiscal 2020 as the base year of performance in measuring long-term growth would potentially result in a material distortion in assessing Target's relative performance.

Despite these factors, the Committee continues to believe that the core relative design and metrics remain relevant and vital in supporting the execution of Target's strategy and creating alignment with shareholders. With the intention of keeping the core PSU

design intact and normalizing peer performance in the face of extraordinary circumstances, the Committee, in consultation with the Compensation Consultant, approved the following changes to the 2021 PSU program:

- Extended the performance measurement from a three- to four-year performance period. We believe comparing four-year performance against the common starting point of the pre-pandemic year of 2019 would provide the best comparison of relative competitive performance across these four years.
- Capped maximum payout opportunity at 150% of goal, reduced from 200% of goal in prior years.

	2019	2020	2021	2022	2023	2024
FY20 Cycle *(2020-2022)*		*All metrics: 3-year cycle* Payout range: 0 - 200% of goal				
FY21 Cycle *(2020-2023)*		*Sales & EPS: 4-year cycle using FY19 as baseline for relative growth* *ROIC: 4-year average* Payout range: 0 - 150% of goal				
FY22 Cycle *(2022-2024)*				*All metrics: Return to 3-year cycle* Payout range: Return to 0 - 200% of goal		

The Committee believes that these changes still result in reasonable uncertainty of achievement at the time of grant while allowing for a more accurate representation of both Target and peer performance. The following example illustrates PSU payouts at various levels of performance for the annual grant made in Fiscal 2021:

Relative performance measurement approach

Retail peer group


payout % of goal
150%
125%
100%
75%
50%
25%
0%
57th percentile
Rank #9
Anchored at 100%
81st percentile
Rank #4
19th percentile
Rank #17
Bottom 19th percentile
(Ranks 18-21)
0% of goal payout
Below 57th percentile
(Ranks 10-17)
Payout interpolated between 0% and 100%
Above 57th percentile
(Ranks 5-8)
Payout interpolated between 100% and 150%
Top 19th percentile
(Ranks 1-4)
150% of goal payout
performance

For more information about our peer groups, see pages 50-51.

PSU adjustments

The intent of our PSU program is to measure performance relative to our peer group on the previously described metrics. To achieve this measurement objectively, we base the initial rankings on annual reported financial results of each member of the retail peer group and Target (unless determined otherwise at the time of grant). The Compensation & Human Capital Management Committee has reserved discretion to adjust the reported financial results for Target or any member of the retail peer group if it believes such adjustments necessary to properly gauge Target's relative performance.

For items known at the time of the grant, the Committee proactively addresses them as part of the grant approval. For example, the 53rd week from our sales and those of our peers is excluded to ensure a consistent time frame comparison.

Historically, adjustments to Target's results have included items that did not reflect our ongoing core operations or were needed to ensure consistent time frame comparisons over the performance period. These adjustments typically decreased participants' resulting payouts. The Compensation & Human Capital Management Committee does not make adjustments that are inconsistent with Target's performance.

For the 2019 PSU award, this included:

- Excluding the impact of the one-time gain in Fiscal 2021 due to Target's sale of Dermstore from EPS and ROIC to prevent Target's operational performance from being overstated due to the transaction; and
- Excluding Dermstore's sales and profits from the Fiscal 2018 base year used to determine Sales growth and EPS growth over the respective performance period. No adjustments were made to 2021 Sales or profits given that the sale of the Dermstore business occurred at the beginning of the fiscal year.

Other than as described above, no adjustments were made to our annual reported results or those of our peers in determining the payout of the 2019 PSU award.

2019-2021 PSU payout

In April 2022, the NEOs received payouts with respect to the PSU awards that were granted in March 2019 for the three-year performance period ended January 29, 2022. These awards were paid at 193.3% of the goal number of shares.

The following table summarizes the rankings and payout results for awards granted in Fiscal 2019. This outcome is based on comparing our results to those of the retail peer group we disclosed in our proxy statement covering the time of grant. The Adjusted sales growth and EPS growth metrics utilize a base year of Fiscal 2018 and a final performance year of Fiscal 2021, while for ROIC we use an average of 2019, 2020, and 2021.

Metric	Performance rank relative to peers	Payout percentage	Total payout
Sales growth	3 of 17	200%	
EPS growth	3 of 17	200%	193.3%
ROIC	5 of 17	180%	

In consideration of the results discussed above, the Compensation & Human Capital Management Committee approved a total payout of 193.3%.

PBRSUs

Our PBRSUs have a three-year performance period with the number of shares based on relative three-year TSR performance versus our retail peer group. The PBRSU amount will be adjusted up or down by 25 percentage points if Target's TSR is in the top one-third or bottom one-third for the retail peer group, respectively, over the three-year vesting period. These stock-settled awards cliff vest at the end of the performance period.

The following example illustrates PBRSU payouts at various levels of performance for the annual grant made in Fiscal 2021:



Relative performance measurement approach

Retail peer group

Bottom 6
Rank **#15-20**
75% of Goal Payout

Middle 7
Rank **#8-14**
100% of Goal Payout

Top 7
Rank **#1-7**
125% of Goal Payout

TSR performance ranking[1]

(1) The retail peers for PBRSUs exclude Publix. The value of Publix's stock price is established on an annual basis, making them an inappropriate comparator for the purpose of assessing our relative TSR performance.

2019-2021 PBRSU payout

In March 2022, the NEOs received payouts with respect to the PBRSU awards that were granted in March 2019 for the three-year performance period ended January 29, 2022. With a TSR ranking of 1 out of 16 relative to our retail peers, these awards were paid at 125% of the goal number of shares. This outcome is based on comparing our results to those of the retail peer group we disclosed in our proxy statement covering the time of grant.

Other benefit elements

We offer the following other benefits to our NEOs:

- **Pension plan.** We maintain a pension plan for team members hired prior to January 2009 who meet certain eligibility criteria. We also maintain supplemental pension plans for those team members who are subject to IRS limits on the basic pension plan or whose pensions are adversely impacted by participating in our deferred compensation plan. Our pension formula under these plans is the same for all participants—there are no enhanced benefits provided to executive officers beyond extending the pension formula to earnings above the qualified plan limits or contributed to our deferred compensation plan.

- **401(k) plan.** The Target 401(k) Plan is available to all Team Members after 90 days of employment. There is no enhanced benefit for executives.

- **Deferred compensation plan.** For a broad management group we offer a non-qualified, unfunded, individual account deferred compensation plan. The plan has investment options that generally mirror the Target 401(k) Plan, but also includes a fund based on Target common stock.

- **Perquisites.** We provide certain perquisites to our executive officers, principally to allow them to devote more time to our business and to promote their health and safety. In addition, we provide benefits to our NEOs that we believe serve a business purpose for Target, but which are considered perquisites under SEC disclosure rules. The Compensation & Human Capital Management Committee reviews perquisites annually to ensure they are consistent with our philosophy and appropriate in magnitude. Mr. Cornell is only eligible for perquisites that serve a business purpose for Target or support his safety, health and well-being, such as home security, parking, executive physical, and personal use of company-owned aircraft for security reasons.

- **Income continuation plan.** We provide an ICP to executive officers who are involuntarily terminated without cause to assist in their occupational transitions.

Greater detail on our pension plan, 401(k) plan, deferred compensation plan, and perquisites is provided in the footnotes and tables that follow the "Summary compensation table" on page 53. See Note 6 to the "Table of potential payments upon termination or change-in control" for additional detail about the ICP.

Compensation governance

Target's executive compensation practices

Practice	Description	More information
Pay for performance	A significant percentage of the total direct compensation package features performance-based metrics, including 100% of our annual LTI.	37
Robust stock ownership guidelines	We have stock ownership guidelines for executive officers of 7x base salary for CEO, 3x base salary for non-CEO executive officers, and 5x the annual cash retainer for directors.	29
Annual shareholder "Say on Pay"	We value our shareholders' input on our executive compensation programs. Our Board seeks an annual non-binding advisory vote from shareholders to approve the executive compensation disclosed in our CD&A, tabular disclosures, and related narrative of the 2022 Proxy Statement.	67
Double trigger change-in-control	We grant equity awards that require both a change-in-control and an involuntary termination or voluntary termination with good reason before vesting.	59
Annual compensation risk assessment	A risk assessment of our compensation programs is performed on an annual basis to ensure that our compensation programs and policies do not incentivize excessive risk-taking behavior.	51
Clawback policy	Our policy allows recovery of incentive cash, equity compensation, and severance payments where a senior executive's intentional misconduct results in material financial or reputational harm or results in a need for a restatement of our consolidated financial statements.	52
Independent compensation consultant	The Compensation & Human Capital Management Committee retains an independent compensation consultant to advise on executive compensation programs and practices.	49
No hedging of company stock	Executive officers and members of the Board may not directly or indirectly engage in transactions intended to hedge or offset the market value of Target common stock owned by them.	52
No pledging of company stock	Executive officers and members of the Board may not directly or indirectly pledge Target common stock as collateral for any obligation.	52
No tax gross-ups	We do not provide tax gross-ups to our executive officers.	
No dividends on unearned performance awards	We do not pay dividends on unearned performance awards.	56
No repricing or exchange of underwater stock options	Our equity incentive plan does not permit repricing or exchange of underwater stock options without shareholder approval.	
No employment contracts	We do not use employment contracts with our NEOs.	

Process for determining executive compensation (including NEOs)

Compensation & Human Capital Management Committee

The Compensation & Human Capital Management Committee is responsible for determining the composition and value of the pay packages for all of our executive officers, including the CEO. The Compensation & Human Capital Management Committee receives assistance from two sources: (a) an independent compensation consulting firm, Semler Brossy, and (b) our internal executive compensation staff, led by our Executive Vice President & Chief Human Resources Officer. All decisions regarding executive compensation are made solely by the Compensation & Human Capital Management Committee. The Compensation & Human Capital Management Committee may not delegate its primary responsibility of overseeing executive officer compensation, but it may delegate to management authority for our compensation plans that do not involve the setting of compensation levels for executive officers. In addition, the Compensation & Human Capital Management Committee has established an Equity Subcommittee comprised of Ms. Lozano, Mr. Baker, Mr. Barrett, Ms. Healey, and Ms. Leahy for the purposes of granting equity awards to members of the Board and any officers who are subject to Section 16 of the Exchange Act and to take any action required to be performed by a committee or subcommittee of "non-employee directors" to preserve the exemption available under Rule 16b-3 of the Exchange Act.

Compensation & Human Capital Management Committee's independent consultant

Semler Brossy has been retained by and reports directly to the Compensation & Human Capital Management Committee and does not have any other consulting engagements with management or Target. The Committee assessed Semler Brossy's independence in light of the SEC and NYSE listing standards and determined that no conflict of interest or independence concerns exist.

With respect to CEO compensation, Semler Brossy provides an independent recommendation to the Compensation & Human Capital Management Committee, in the form of a range of possible outcomes, for the Compensation & Human Capital Management Committee's consideration. In developing its recommendation, Semler Brossy relies on its understanding of Target's business and compensation programs and their own independent research and analysis. Semler Brossy does not meet with our CEO with respect to CEO compensation. Semler Brossy provides an independent assessment of the CEO's recommendations on NEO compensation to the Compensation & Human Capital Management Committee.

Compensation of other executive officers and role of management

In developing compensation recommendations for other executive officers, the Executive Vice President & Chief Human Resources Officer provides our CEO with market data on pay levels and compensation design practices provided by management's external compensation consultants, Willis Towers Watson and Korn Ferry Group, covering our retail and general industry peer group companies. Management's outside consultants do not have any interaction with either the Compensation & Human Capital Management Committee or our CEO, but do interact with the Executive Vice President & Chief Human Resources Officer and her staff. In addition to providing market data, management's external compensation consultants perform other services for Target unrelated to the determination of executive compensation.

Our Executive Vice President & Chief Human Resources Officer and the CEO work together to develop our CEO's compensation recommendations to the Compensation & Human Capital Management Committee for other executive officers. The CEO alone is responsible for providing final compensation recommendations for the other executive officers to the Compensation & Human Capital Management Committee.

Benchmarking using compensation peer groups

Peer group market positioning is another important factor considered in determining each executive officer's Annual TDC.

The Annual TDC levels and elements described in the preceding pages are evaluated annually for each executive officer relative to our retail and general industry peer group companies. The market comparisons are determined by use of compensation data obtained from publicly available proxy statements analyzed by Semler Brossy and proprietary survey data assembled by Willis Towers Watson and Korn Ferry Group.

Due to a range of factors, including the scope of NEO positions, tenure in role, and company-specific concerns, there is an imperfect comparability of NEO positions between companies. As such, market position served as a reference point in the Annual TDC determination process rather than a formula-driven outcome.

The retail peer group was formulated based on an initial screen of companies in the Global Industry Classification Standard retailing index with revenue from core retail operations greater than $15 billion. In Fiscal 2020, three non-essential retail peers subject to mandatory store closures fell below this threshold. However, due to ongoing volatility, no changes were made to our peer group for Fiscal 2021. The retail peer group is also used within our LTI plans. Target's relative performance compared to this peer group on key metrics determines overall payout for our PSU and PBRSU awards.

General industry companies are also included as a peer group because they represent companies with whom we compete for talent. Like the selected retailers, the general industry companies are large and among the leaders in their industries.

The composition of the peer groups is reviewed annually to ensure it is appropriate in terms of company size and business focus, and any changes made are reviewed with Semler Brossy and approved by the Compensation & Human Capital Management Committee. There were no changes to our retail or general industry peer groups in Fiscal 2021.

2021 peer groups

Retail			General industry		
	Albertsons Companies, Inc.	The Kroger Co.		3M Company	McDonald's Corporation
	Amazon.com, Inc.	Lowe's Companies, Inc.		Abbott Laboratories	MetLife, Inc.
	Best Buy Co., Inc.	Macy's, Inc.		Anthem, Inc.	Mondelez International, Inc.
	Costco Wholesale Corporation	Nordstrom, Inc.		Archer-Daniels-Midland Company	NIKE, Inc.
	CVS Health Corporation	Publix Super Markets, Inc.		Cigna Corporation	PepsiCo, Inc.
	Dollar General Corporation	Rite Aid Corporation		The Coca-Cola Company	The Procter & Gamble Company
	Dollar Tree, Inc.	Ross Stores, Inc.		FedEx Corporation	Raytheon Technologies Corporation
	The Gap, Inc.	The TJX Companies, Inc.		General Mills, Inc.	Starbucks Corporation
	The Home Depot, Inc.	Walgreens Boots Alliance, Inc.		Johnson & Johnson	United Parcel Service, Inc.
	Kohl's Corporation	Walmart Inc.		Johnson Controls International plc	UnitedHealth Group Incorporated
				Marriott International, Inc.	

The following table summarizes our scale relative to our retail and general industry peer groups. The financial information reflects fiscal year-end data available as of January 29, 2022:

	2021 peer group comparison[1][2]						
	Retail			General industry			
	Revenues	Market cap	Employees	Revenues	Market cap	Employees	
25th Percentile	$ 22,557	$ 11,917	72,283	$ 26,581	$ 64,430	79,000	
Median	$ 46,233	$ 33,056	207,500	$ 56,587	$ 112,134	101,000	
75th Percentile	$ 132,501	$ 142,310	305,000	$ 82,584	$ 227,691	200,000	
Target Corporation	$ **106,005**	$ **104,291**	**450,000**	$ **106,005**	$ **104,291**	**450,000**	

(1) All dollar amounts in millions.

(2) Data Source: Equilar.

Compensation policies and risk

Compensation risk assessment

As part of our regular review of our compensation practices, we conduct an analysis of whether our compensation policies and practices for our Team Members create material risks to Target. Our risk assessment is two pronged. First, we take a "top-down" approach by evaluating whether our compensation programs and policies exacerbate top enterprise-wide risks. Next, we take a "bottom-up" approach to assess the following key compensation risk areas: performance measures, pay mix, goal setting and performance curve, leverage, magnitude of pay, calculation of performance, participant communication, severance, and corporate governance.

The results of this analysis, which concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on Target, were reviewed by the Compensation & Human Capital Management Committee's independent consultant and discussed with the Compensation & Human Capital Management Committee. More specifically, this conclusion was based on the following considerations:

Compensation risk considerations	
Pay mix	Compensation mix of base salary and short-term and long-term incentives provides compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.
Performance metrics	A variety of distinct performance metrics are used in both the short-term and long-term incentive plans. This "portfolio" approach to performance metrics encourages focus on sustained and holistic overall company performance.
Performance goals	Goals are approved by our independent directors at the beginning of the performance period and take into account our historical performance, current strategic initiatives, and the expected macroeconomic environment. Our short-term and long-term incentive compensation programs are designed with payout curves and leverage that support our pay for performance philosophy. The relative nature of our LTI programs does not require setting absolute multi-year goals. Notably, our PSU program requires above median performance versus peers to earn an at-goal payout.
Equity incentives	Equity incentive programs and stock ownership guidelines are designed to align management and shareholder interests by providing vehicles for executive officers to accumulate and maintain an ownership position in Target.
Risk mitigation policies	We incorporate several risk mitigation policies into our officer compensation program, including: ● The Compensation & Human Capital Management Committee's ability to use "negative discretion" to determine appropriate payouts under formula-based plans, ● A clawback policy to recover incentive compensation if an executive officer's intentional misconduct results in material financial or reputational harm, or results in a need for a restatement of our consolidated financial statements, ● Stock ownership guidelines for executive officers and directors, and ● Anti-hedging and anti-pledging policies.

Clawback policy

Our clawback policy allows for recovery of compensation if a senior executive's intentional misconduct:

- violates the law, our code of ethics, or any significant ethics or compliance policy, and
- results in material financial or reputational harm or results in a need for a restatement of our consolidated financial statements.

The compensation elements that are subject to recovery under this policy include all:

- amounts paid under the STIP (including any discretionary payments),
- awards under our LTI plans whether exercised, vested, unvested, or deferred, and
- amounts paid under the ICP.

All recoveries are determined in the discretion of the Compensation & Human Capital Management Committee.

Anti-hedging and anti-pledging policies

Executive officers, members of the Board, and all Team Members are prohibited from directly or indirectly engaging in capital transactions intended to hedge or offset the market value of Target common stock owned by them. In addition, executive officers and members of the Board are prohibited from pledging Target common stock owned by them as collateral for any loan. All of our executive officers and members of the Board are in compliance with these policies.

Grant timing practices

The following practices have not been formalized in a written policy, but have been regularly followed:

- Our annual LTI grant coincides with a regularly scheduled Board meeting that is scheduled more than one year in advance. Currently, the annual LTI grant is made at the March Board meeting. The Board has retained discretion to change the annual grant date in the future under appropriate circumstances.
- We have no practice or policy of coordinating or timing the release of company information around our grant dates.
- We occasionally grant equity compensation to executive officers outside of our annual LTI grant cycle for new hires, promotions, recognition, retention, or other purposes. If the grant date is after the approval date, it must be on a date specified at the time of approval.

Compensation tax approach

Prior to the Tax Act, we were able to deduct most of our STIP payouts and LTI awards under IRC Section 162(m) because those compensation elements are performance-based. While the Tax Act significantly reduced the amount of compensation we can deduct under IRC Section 162(m), our pay-for-performance philosophy remains central to our compensation programs.

Compensation tables

Summary compensation table

The following "Summary compensation table" contains values calculated and disclosed according to SEC reporting requirements. Salary, Bonus, and Non-Equity Incentive Plan compensation amounts reflect the compensation earned during each fiscal year. Stock Awards reflect awards with a grant date during each fiscal year.

Name and principal position	Fiscal year	Salary	Bonus[1]	Stock awards[2][3]	Non-equity incentive plan compensation[4]	Change in pension value and nonqualified deferred compensation earnings[5]	All other compensation[6]	Total
Brian C. Cornell Chairman & Chief Executive Officer	2021	$ 1,400,000	$1,201,200	$ 13,749,937	$ 2,795,240	$ 0	$ 612,389	$ 19,758,766
	2020	$ 1,400,000	$1,120,000	$ 12,266,366	$ 4,480,000	$ 0	$ 488,822	$ 19,755,188
	2019	$ 1,400,000	$ 0	$ 13,623,153	$ 3,322,667	$ 0	$ 592,543	$ 18,938,363
Michael J. Fiddelke Executive Vice President & Chief Financial Officer	2021	$ 709,110	$ 304,208	$ 2,326,264	$ 707,904	$ 13,729	$ 165,519	$ 4,226,734
	2020	$ 625,000	$ 250,000	$ 1,729,915	$ 1,000,000	$ 11,584	$ 88,783	$ 3,705,282
	2019	$ 540,192	$ 138,563	$ 2,190,598	$ 348,413	$ 10,897	$ 85,817	$ 3,314,480
John J. Mulligan Executive Vice President & Chief Operating Officer	2021	$ 1,000,000	$ 429,000	$ 5,169,154	$ 998,300	$ 0	$ 1,628,149	$ 9,224,603
	2020	$ 1,000,000	$ 400,000	$ 5,242,027	$ 1,600,000	$ 272,541	$ 2,842,143	$ 11,356,711
	2019	$ 1,000,000	$ 450,000	$ 6,491,932	$ 795,067	$ 178,491	$ 1,576,064	$ 10,491,554
Michael E. McNamara Executive Vice President & Chief Information Officer	2021	$ 725,000	$ 311,025	$ 3,463,534	$ 723,768	$ 0	$ 150,791	$ 5,374,118
	2020	$ 725,000	$ 290,000	$ 3,512,229	$ 1,160,000	$ 0	$ 101,733	$ 5,788,962
	2019	$ 725,000	$ 326,250	$ 4,762,233	$ 576,423	$ 0	$ 203,108	$ 6,593,014
Don H. Liu Executive Vice President and Chief Legal & Risk Officer	2021	$ 650,000	$ 278,850	$ 2,584,666	$ 648,895	$ 0	$ 144,884	$ 4,307,295
	2020	$ 650,000	$ 260,000	$ 2,621,013	$ 1,040,000	$ 0	$ 110,410	$ 4,681,423
	2019	$ 650,000	$ 292,500	$ 3,620,968	$ 516,793	$ 0	$ 120,372	$ 5,200,633

(1) The "Bonus" amount shows actual payouts earned under our STIP for the team scorecard component.

(2) Amounts represent the aggregate grant date fair value of awards made each fiscal year, as computed in accordance with FASB ASC Topic 718. See Note 22, Share-Based Compensation, in the 2021 Annual Report and the 2020 Annual Report, respectively, for a description of our accounting and the assumptions used.

(3) Represents the aggregate grant date fair value of PSUs and PBRSUs that were computed based on the probable outcome of the performance conditions as of the grant date. Actual payments will be based on degree of attainment of the performance conditions and our stock price on the settlement date. The range of payments for the PSUs granted in Fiscal 2021 is as follows:

Name	Minimum amount		Amount reported		Maximum amount
Mr. Cornell					
PSU Granted 3/10/21	$	0	$ 7,980,012	$	11,970,018
Mr. Fiddelke					
PSU Granted 3/10/21	$	0	$ 1,350,025	$	2,025,038
Mr. Mulligan					
PSU Granted 3/10/21	$	0	$ 3,000,036	$	4,500,054
Mr. McNamara					
PSU Granted 3/10/21	$	0	$ 2,010,065	$	3,015,098
Mr. Liu					
PSU Granted 3/10/21	$	0	$ 1,500,107	$	2,250,161

(4)   The "Non-equity incentive plan compensation" amount shows actual payouts earned under the financial component of our STIP.

(5)   For Fiscal 2021, the change in the qualified pension plan amount was an increase of $13,729 for Mr. Fiddelke and a decrease of $35,025 for Mr. Mulligan. Mr. Cornell, Mr. McNamara, and Mr. Liu are not eligible for the Pension Plan or any supplemental pension plans because they were hired after January 2009. Consistent with applicable law, the accrued benefits under the Pension Plan cannot be reduced; however, the present value of the benefit is dependent on the discount rate used. The discount rates used in Fiscal 2021, 2020, and 2019 were 3.30%, 2.84%, and 3.13%, respectively. In the case of Mr. Mulligan, who is enrolled in the Final Average Pay Formula plan, described in more detail on page 57, the increase in interest rates from Fiscal 2020 to Fiscal 2021 led to a decrease in the present value of qualified pension benefits. The "Change in pension value" column reflects the additional pension benefits attributable to additional service, increases in eligible earnings, and changes in the discount rate.

(6)   The "All other compensation" amounts reported for Fiscal 2021 include the elements in the following table.

Name	Restored match credits	Life insurance	SPP credits	Perquisites	Total
Mr. Cornell	$ 350,000	$ 23,760	$ 0	$ 238,629	$ 612,389
Mr. Fiddelke	$ 97,769	$ 5,400	$ 57,677	$ 4,673	$ 165,519
Mr. Mulligan	$ 150,000	$ 258	$ 1,429,147	$ 48,744	$ 1,628,149
Mr. McNamara	$ 110,981	$ 15,480	$ 0	$ 24,330	$ 150,791
Mr. Liu	$ 97,375	$ 23,760	$ 0	$ 23,749	$ 144,884

Restored match credits. Restored match credits represent matching contributions made by Target into a participant's EDCP account where matching contributions for eligible pay are not able to be made into the participant's Target 401(k) Plan account because of IRC limits. The amount of the restored match credits may represent up to a maximum of 5% of eligible pay allocated between the participant's Target 401(k) Plan and EDCP accounts. The 5% match rate is the same for all Team Members.

Life insurance. Life insurance represents the dollar value of life insurance premiums paid by Target.

SPP Credits. SPP credits represent additional accruals of supplemental pension plan benefits that are credited to their EDCP accounts. These benefits are based on our normal pension formulas. As applicable, they are affected by final average pay, service, age, and changes in interest rates. The decrease in Mr. Mulligan's "All other compensation" amounts from Fiscal 2020 to Fiscal 2021 was primarily due to his SPP credits amount, which decreased from $2,708,641 in Fiscal 2020 to $1,429,147 in Fiscal 2021. The larger amount of SPP credits for Fiscal 2020 was driven by both a significant decline in interest rates as well as a one-time benefit resulting from Mr. Mulligan attaining age 55 while employed with Target, which eliminated a reduction in pension benefits for early retirement. See the narrative following the "Pension benefits for Fiscal 2021" table for more information about our pension plans, including details on Mr. Mulligan's benefit formula, which was only available to active participants in the Pension Plan prior to 2003.

Perquisites. The perquisites for our NEOs other than Mr. Cornell typically consist of reimbursement of financial management expenses, reimbursement of home security expenses, on-site parking, spousal travel on business trips, limited personal use of company-owned aircraft (including to travel to outside board meetings), and executive physicals. Mr. Cornell is eligible only for perquisites that serve a business purpose for Target or support his safety, health, and well-being, namely: reimbursement of home security expenses, on-site parking, executive physical, and personal use of company-owned aircraft (including to travel to outside board meetings) for security reasons. The only individual perquisites that exceeded $25,000 were Mr. Cornell's personal use of company-owned aircraft for security reasons, which amounted to $224,997. No tax gross-ups are provided on these perquisites.

The dollar amount of perquisites represents the incremental cost of providing the perquisite. We generally measure incremental cost by the additional variable costs attributable to personal use, and we disregard fixed costs that do not change based on usage. Incremental cost for personal use of company-owned aircraft was determined by including fuel cost, landing fees, on-board catering, and variable maintenance costs attributable to personal flights, and related unoccupied positioning, or "deadhead," flights. In addition to the perquisites included in the table in this footnote, the NEOs occasionally use support staff time for personal matters, principally to allow them to devote more time to our business, and receive personal use of empty seats on business flights of company-owned aircraft, and personal use of event tickets when such tickets are not being used for business purposes, each of which are benefits for which we have no incremental cost.

Grants of plan-based awards in Fiscal 2021

| Name | Grant date | Estimated possible payouts under non-equity incentive plan awards[1] | | | Estimated future payouts under equity incentive plan awards[2] | | | Grant date fair value of stock awards[3] |
		Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)	
Brian C. Cornell	2/11/21	$ 378,000	$ 1,876,000	$ 3,752,000				
	3/10/21				22,253	29,670	37,088	$ 5,769,925
	3/10/21				0	44,504	66,756	$ 7,980,012
Michael J. Fiddelke	2/11/21	$ 92,184	$ 475,103	$ 950,207				
	3/10/21				3,765	5,020	6,275	$ 976,239
	3/10/21				0	7,529	11,294	$ 1,350,025
John J. Mulligan	2/11/21	$ 130,000	$ 670,000	$ 1,340,000				
	3/10/21				8,366	11,154	13,943	$ 2,169,118
	3/10/21				0	16,731	25,097	$ 3,000,036
Michael E. McNamara	2/11/21	$ 94,250	$ 485,750	$ 971,500				
	3/10/21				5,606	7,474	9,343	$ 1,453,469
	3/10/21				0	11,210	16,815	$ 2,010,065
Don H. Liu	2/11/21	$ 84,500	$ 435,500	$ 871,000				
	3/10/21				4,183	5,577	6,972	$ 1,084,559
	3/10/21				0	8,366	12,549	$ 1,500,107

(1) Awards represent potential payments under the financial component of our annual STIP in Fiscal 2021, which are based on specified target levels of Incentive Operating Income and Sales, as described on pages 41-42 of the CD&A. The actual payouts earned under the financial component of our annual STIP are reflected in the "Non-equity incentive plan compensation" column of the "Summary compensation table." 67% of the annual STIP is based on the financial component, and 33% is based on the team scorecard component, as described on pages 41-43. The threshold, goal, and maximum payouts for the team scorecard component as a percentage of goal, which are not included in the table above, are described on page 41 of the CD&A. To be eligible for a payment under the annual STIP, executive officers must be employed on the date the payments are made (typically in March of each year with respect to the preceding fiscal year), except in the event of death, disability, or retirement eligibility (termination other than for cause after age 55 with at least five years of service). The maximum payment for our annual STIP is the annual plan maximum, which is generally four times salary for our CEO and two times salary for executive officers other than our CEO.

(2) Awards represent potential payments under PSUs and PBRSUs granted in Fiscal 2021. See the CD&A for a more detailed description of the performance measures for those awards. The other terms of the PSUs and PBRSUs are described in Note 2 to the "Outstanding equity awards at Fiscal 2021 year-end" table.

(3) Grant date fair value for PSUs and PBRSUs was determined pursuant to FASB ASC Topic 718.

Outstanding equity awards at Fiscal 2021 year-end

	Stock awards			
Name	Number of shares or units of stock that have not vested(#)[1]	Market value of shares or units of stock that have not vested[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(#)[2]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested[2]
Brian C. Cornell			354,694	$ 77,206,243
Michael J. Fiddelke	3,012	$ 655,622	72,864	$ 15,860,307
John J. Mulligan			150,219	$ 32,698,170
Michael E. McNamara			109,785	$ 23,896,901
Don H. Liu			83,423	$ 18,158,684

(1) Represents shares issuable under outstanding RSUs granted to Mr. Fiddelke in roles he had with Target prior to being appointed to the position of Executive Vice President & Chief Financial Officer on November 1, 2019. Those RSUs vest in one-fourth increments on each of the first four anniversaries of the grant date. After vesting, the RSUs will be converted into shares of our common stock on a 1:1 basis. Dividend equivalents are accrued (in the form of additional units) on the RSUs during the vesting period and converted to shares if and after the underlying RSUs vest. Mr. Fiddelke must generally be continuously employed for four years from the grant date in order to receive the shares, except vesting of 100% of the outstanding RSUs is accelerated in the event of death or disability.

(2) The shares reported in these columns represent potentially issuable shares under outstanding PSUs, PBRSUs, and Durable Model Awards. Durable Model Awards, which are described in more detail in the proxy statement for the 2020 Annual Meeting, are PSUs that will be earned based on Target's sales growth, operating income dollar growth, and three-year average ROIC over the three-year period starting in Fiscal 2020 and ending in Fiscal 2022. As described on page 44 of the CD&A, PSUs granted in Fiscal 2021 will be earned based on Target sales growth, operating income dollar growth, and four-year average ROIC over the four-year period starting Fiscal 2020 and ending in Fiscal 2023. PBRSUs and all other outstanding PSUs are earned based on performance over a three-year period.

PSUs, PBRSUs, and Durable Model Awards represent the right to receive a variable number of shares based on actual performance over the performance period. The number of shares reported is based on our actual performance results through the end of Fiscal 2021 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target, or maximum). The performance levels required for payouts on outstanding awards are described in the CD&A. The market value of stock reported is calculated by multiplying the number of shares by our Year-End Stock Price. As of the end of the Fiscal 2021, actual performance results for the PSUs, PBRSUs, and Durable Model Awards were at or above the target level. Based on that performance, the amounts in these columns represent payouts at the maximum level.

Dividend equivalents are accrued (in the form of additional units) on PSUs, PBRSUs, and Durable Model Awards, respectively, during the vesting period and are subject to the same performance and other conditions as the underlying PSUs, PBRSUs, and Durable Model Awards. The dividend equivalents are converted to shares if and after the underlying PSUs, PBRSUs, and Durable Model Awards vest.

The payment date of the awards, to the extent they are earned, will generally be within 90 days after the date the Compensation & Human Capital Management Committee certifies the financial results following completion of the performance period. In addition, PSUs and PBRSUs granted on or after March 11, 2020 and the Durable Model Awards are subject to non-solicitation covenants. Vesting will also occur, and any shares earned upon certification of the financial results following completion of the performance period will be paid, if a termination occurs under the following circumstances prior to the end of the performance period (referred to as "vesting-extension provisions"):

● Death or disability,

● For PSUs and PBRSUs only, executive officer is age 55 or greater and has at least 5 years of service,

● For PSUs only, the executive officer is age 45-54, has at least 15 years of service, and has worked for a specified minimum amount of the performance period (1-2 years, depending on age),

● For PBRSUs only, 50% of the shares subject to an award will vest if the recipient is involuntarily terminated without cause prior to the scheduled vesting date, or

● For Durable Model Awards only, if a recipient is involuntarily terminated during the second or third year of the performance period, a pro-rated portion of the shares earned will vest based on the recipient's months of service during the 36-month performance period.

To receive these vesting-extension provisions, the executive officer must sign an agreement that releases any claims against us and includes non-competition and non-solicitation covenants. If the termination is voluntary, the executive officer must also have commenced discussions with Target regarding the executive officer's consideration of termination at least six months prior to termination. These vesting-extension provisions are not available if an executive officer's employment is terminated for cause. If an executive officer's employment is terminated for cause, then all PSUs, PBRSUs, and Durable Model Awards are forfeited.

Option exercises and stock vested in Fiscal 2021

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise[1]	Number of shares acquired on vesting (#)	Value realized on vesting[2]
Brian C. Cornell	0	$ 0	242,115	$ 52,253,545
Michael J. Fiddelke	17,819	$ 2,209,378	15,006	$ 3,131,020
John J. Mulligan	0	$ 0	114,108	$ 24,626,924
Michael E. McNamara	0	$ 0	76,461	$ 16,501,902
Don H. Liu	0	$ 0	57,063	$ 12,315,403

(1) "Value realized on exercise" is calculated as the difference between the market value of Target common stock on the respective exercise date(s) and the exercise price of the option(s).

(2) "Value realized on vesting" is calculated by multiplying the number of shares acquired on vesting by the market value of Target common stock on the respective vesting date(s), except that where the Compensation & Human Capital Management Committee must certify the number of shares earned, "Value realized on vesting" is calculated by multiplying the number of shares earned by the market value of Target common stock on the date the Compensation & Human Capital Management Committee certifies the shares that were earned.

Pension benefits for Fiscal 2021

Name[1]	Plan name	Age at FYE	Number of years credited service(#)	Present value of accumulated benefit	Payments during last fiscal year
Michael J. Fiddelke	Target Corporation Pension Plan	45	17	$ 115,458	$ 0
John J. Mulligan	Target Corporation Pension Plan	56	25	$ 864,832	$ 0

(1) Mr. Cornell, Mr. McNamara, and Mr. Liu are not eligible for the Target Corporation Pension Plan or any supplemental pension plans because they were hired after January 2009.

Pension plan

The "Pension benefits for Fiscal 2021" table reports benefits under the Pension Plan, which is a tax qualified retirement plan that provides retirement benefits to eligible Team Members who were hired prior to January 2009. The Pension Plan uses two different benefit formulas: Final Average Pay and Cash Balance Plan. Team Members who were active participants in the Pension Plan prior to 2003 had the choice to have benefits for their service after December 31, 2002 calculated using either the Final Average Pay Formula or the Cash Balance Plan Formula. The Pension Plan benefit for Mr. Mulligan is based on the Final Average Pay Formula. Since Mr. Fiddelke joined Target after December 31, 2002, his benefit is based on the Cash Balance Plan Formula.

Final Average Pay Formula

The Final Average Pay Formula is calculated using final average pay as limited by the IRC. The final average pay benefit, expressed as a monthly, single life annuity commencing at age 65, is equal to the sum of: (a) 0.8% of the participant's final average monthly pay multiplied by the years of service (not to exceed 25 years of service), plus (b) 0.25% of the participants final average monthly pay multiplied by the years of service in excess of 25 years of service, plus (c) 0.5% of the participant's final average monthly pay in excess of 12.5% of the average of the Social Security Taxable Wage Base for the 35-year period ending when the participant terminates employment multiplied by the years of service (not to exceed 25 years of service). Participants can elect among annuity forms that have an actuarially equivalent value. Early retirement payments may commence at age 55.

Cash Balance Plan Formula

The Cash Balance Plan Formula is determined by the value of the participant's cash balance plan account balance, which is credited each calendar quarter with both pay credits and interest credits. Pay credits to a participant's personal pension account are based on a fixed percentage of the participant's eligible pay for the quarter, subject to the annual IRC limit, ranging from 1.5% to 6.5%, depending upon the participant's combined age and service. Interest credits to a participant's personal pension account are generally made on the last day of the quarter based on the value of the account at the beginning of the quarter and at an interest rate of 4.64%. A participant's cash balance plan account balance is payable to the participant at any time after termination of employment in a form elected by the participant.

Supplemental pension plans

We also provide benefits under supplemental pension plans, which are reflected in the "Nonqualified deferred compensation for Fiscal 2021" table. SPP I restores the lost qualified Pension Plan benefit due to an officer's eligible pay being greater than the annual compensation limits imposed by the IRC, and is based on the same benefit formulas used for determining benefits under the Pension Plan. SPP II restores the lost qualified Pension Plan benefit due to amounts being deferred under the EDCP (our current deferred compensation plan) and therefore not considered for benefit purposes under the Pension Plan or SPP I.

Each year, the annual change in the actuarial lump-sum amount of a participant's vested benefits under SPP I and II is calculated and added to, or deducted from, the participant's EDCP account. A final calculation and an EDCP account adjustment occurs upon termination of employment. Because of the feature that annually transfers amounts to a participant's EDCP account, the benefits accrued under SPP I and II are reflected as EDCP deferrals in the "Nonqualified deferred compensation for Fiscal 2021" table.

Nonqualified deferred compensation for Fiscal 2021

The amounts in the following table represent deferrals under the EDCP, which includes the supplemental pension benefits discussed in the preceding section.

Name	Executive contributions in last FY[1]	Registrant contributions in last FY[2]	Aggregate earnings in last FY[3]	Aggregate withdrawals/ distributions in last FY	Aggregate balance at last FYE[4]
Brian C. Cornell	$ 269,822	$ 335,500	$ 519,881	$ 0	$ 5,474,088
Michael J. Fiddelke	$ 85,894	$ 140,581	$ 40,393	$ 0	$ 1,138,013
John J. Mulligan	$ 121,365	$ 1,564,647	$ 676,015	$ 560,638	$ 12,289,719
Michael E. McNamara	$ 1,052,781	$ 94,250	$ 129,674	$ 0	$ 4,517,764
Don H. Liu	$ 127,775	$ 83,000	$ 25,366	$ 0	$ 889,348

(1) All amounts of Executive contributions in the table have been reported in the current year "Summary compensation table."

(2) All registrant contributions from the table have been reported in the current year "Summary compensation table." Registrant contributions include transfers of supplemental pension benefits, net of any negative credits, and restored match credits on executive deferrals into the EDCP (i.e., matching contributions made into a participant's EDCP account where matching contributions are not able to be made into the participant's Target 401(k) Plan account because of IRC limits). Restored match credits became subject to a vesting requirement during Fiscal 2017. Contributions made in Fiscal 2017 and later years cliff vest five years after an executive first becomes eligible to participate in EDCP. The restored match credits made to each of our NEOs in Fiscal 2021 are vested.

(3) No amounts from aggregate earnings in the table have been reported in the current year "Summary compensation table."

(4) The following amounts of the aggregate balance from the table were reported in the summary compensation tables covering fiscal years 2006-2020.

Name	Reported in prior years' summary compensation tables
Mr. Cornell	$ 2,563,200
Mr. Fiddelke	$ 292,396
Mr. Mulligan	$ 7,943,350
Mr. McNamara	$ 2,656,210
Mr. Liu	$ 493,504

Participants in the EDCP may generally elect to defer up to 80% of their salary, Bonus, and Non-Equity Incentive Plan payments. At any time, EDCP participants are permitted to choose to have their account balance indexed to crediting rate alternatives that generally mirror the investment choices and actual rates of return available under the Target 401(k) Plan, except that the EDCP alternatives also include a Target common stock fund. Target invests general corporate assets through various investment vehicles to offset a substantial portion of the economic exposure to the investment returns earned under EDCP. See Note 23, Defined Contribution Plans, in the 2021 Annual Report for additional information.

At the time of deferral, participants can elect to receive a distribution of their EDCP account at a fixed date or upon termination of employment. EDCP payouts at a fixed date will be made as lump-sum payments. EDCP payouts made on termination of employment can be made as a lump-sum payment, or installment payments over five or ten years commencing immediately or one year after termination of employment. EDCP payouts are also made in the case of the termination of EDCP, a qualifying change-in-control, or unforeseeable financial emergency of the participant creating severe financial hardship.

The EDCP is intended to comply with IRC Section 409A. As a result, payments to executive officers based on a termination of employment will be delayed six months. The EDCP is an unfunded plan and represents a general unsecured obligation of Target.

Participants' account balances will be paid only if Target has the ability to pay. Accordingly, account balances may be lost in the event of Target's bankruptcy or insolvency.

Potential payments upon termination or change-in-control

This section explains the payments and benefits to which our currently employed NEOs are entitled in various termination of employment and change-in-control scenarios. The potential payments to the currently employed NEOs are hypothetical situations only, and assume that termination of employment and/or change-in-control occurred on January 29, 2022, the last day of Fiscal 2021, and that any change-in-control was at our Year-End Stock Price.

In general terms, we will experience a change-in-control, as defined in our compensation plans, whenever any of the following events occur:

- Our continuing directors cease to constitute a majority of our Board (any director who assumes office as a result of an actual or threatened contested election will not be considered to be a continuing director),
- Any person or group acquires 30% or more of our common stock,
- We merge with or into another company and our shareholders own less than 60% of the combined company, or
- Our shareholders approve an agreement or plan to liquidate or dissolve our company.

Where there is a change-in-control, a double-trigger generally applies to PSUs, PBRSUs, Durable Model Awards, and RSUs, meaning that no outstanding awards of those types granted will accelerate upon a change-in-control unless, within two years after a

change-in-control, an involuntary termination of employment without cause or a voluntary termination of employment for good reason occurs. Good reason generally means a material reduction in compensation or responsibilities, or a required relocation following a change-in-control.

The intent of this section is to isolate those payments and benefits for which the amount, vesting, or time of payment is altered by the described termination or change-in-control situations. Because of that focus, this section does not cover all amounts the NEOs will receive following termination. Specifically, NEOs:

- under all employment termination scenarios, are entitled to receive their vested balances under our pension and deferred compensation plans, as disclosed in the "Pension benefits for Fiscal 2021" and "Nonqualified deferred compensation for Fiscal 2021" tables, and
- retain any vested stock options unless the termination is for cause (generally defined as deliberate and serious disloyal or dishonest conduct).

The following table shows the payments and benefits for which the amount, vesting, or time of payment is altered by each employment termination situation. The footnotes to the table explain the general provisions applicable to each situation. In addition, our plans do not provide for any gross-ups for taxes due on any payments described in this section.

Table of potential payments upon termination or change-in-control

Name / Payment type	Voluntary termination	Involuntary termination	Death	Disability	Change-in-control No termination	Change-in-control Involuntary or voluntary good reason termination
Brian C. Cornell[1]						
ICP Payments (Severance)[2]	$ 0	$ 12,289,241	$ 0	$ 0	$ 0	$ 12,289,241
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 24,725,353
PBRSU Vesting[3][4]	$ 12,363,112	$ 6,181,828	$ 12,363,112	$ 12,363,112	$ 0	$ 16,484,149
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 4,817,690
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	**$ 12,363,112**	**$ 18,471,069**	**$ 15,363,112**	**$ 12,783,112**	**$ 0**	**$ 58,316,433**
Michael J. Fiddelke						
ICP Payments (Severance)[2]	$ 0	$ 2,917,289	$ 0	$ 0	$ 0	$ 2,917,289
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 3,763,732
PBRSU Vesting[3][4]	$ 0	$ 941,205	$ 1,882,301	$ 1,882,301	$ 0	$ 2,509,735
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,409,389
RSU Vesting[3][4]	$ 0	$ 0	$ 655,622	$ 655,622	$ 0	$ 655,622
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	**$ 0**	**$ 3,858,494**	**$ 5,537,923**	**$ 2,957,923**	**$ 0**	**$ 12,255,767**
John J. Mulligan[1]						
ICP Payments (Severance)[2]	$ 0	$ 5,274,000	$ 0	$ 0	$ 0	$ 5,274,000
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 10,063,755
PBRSU Vesting[3][4]	$ 5,032,095	$ 2,516,265	$ 5,032,095	$ 5,032,095	$ 0	$ 6,709,460
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,409,389
Life Insurance Proceeds[5]	$ 0	$ 0	$ 50,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 420,000	$ 0	$ 0
Total	**$ 5,032,095**	**$ 7,790,265**	**$ 5,082,095**	**$ 5,452,095**	**$ 0**	**$ 24,456,604**
Michael E. McNamara[1]						
ICP Payments (Severance)[2]	$ 0	$ 3,831,900	$ 0	$ 0	$ 0	$ 3,831,900
PSU Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 6,742,981
PBRSU Vesting[3][4]	$ 3,371,980	$ 1,686,289	$ 3,371,980	$ 3,371,980	$ 0	$ 4,495,974
Durable Model Award Vesting[3][4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,409,389
Life Insurance Proceeds[5]	$ 0	$ 0	$ 3,000,000	$ 0	$ 0	$ 0
Excess LTD Plan[6]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	**$ 3,371,980**	**$ 5,518,189**	**$ 6,371,980**	**$ 3,371,980**	**$ 0**	**$ 17,480,244**

Name / Payment type	Voluntary termination		Involuntary termination		Death		Disability		Change-in-control		
									No termination		Involuntary or voluntary good reason termination
Don H. Liu[1]											
ICP Payments (Severance)[2]	$	0	$	3,438,600	$	0	$	0	$	0	$ 3,438,600
PSU Vesting[3][4]	$	0	$	0	$	0	$	0	$	0	$ 5,032,530
PBRSU Vesting[3][4]	$	2,516,537	$	1,258,350	$	2,516,537	$	2,516,537	$	0	$ 3,355,383
Durable Model Award Vesting[3][4]	$	0	$	0	$	0	$	0	$	0	$ 1,927,686
Life Insurance Proceeds[5]	$	0	$	0	$	3,000,000	$	0	$	0	$ 0
Excess LTD Plan[6]	$	0	$	0	$	0	$	420,000	$	0	$ 0
Total	**$**	**2,516,537**	**$**	**4,696,950**	**$**	**5,516,537**	**$**	**2,936,537**	**$**	**0**	**$ 13,754,199**

(1) A "Retirement Eligible NEO" is a NEO who has met the age and years of service requirements described in Note 2 to the "Outstanding equity awards at Fiscal 2021 year-end" table. The Retirement Eligible NEOs are Mr. Cornell, Mr. Mulligan, Mr. McNamara, and Mr. Liu for PSUs and PBRSUs. Mr. Fiddelke is a Retirement Eligible NEO for PSUs only.

(2) We provide ICP payments to executive officers who are involuntarily terminated without cause to assist in their occupational transitions. The maximum payment under the ICP (paid during regular pay cycles over 24 months) is two times the sum of base salary and the average of the last three years of short-term incentive payments. In addition, any NEO who receives severance payments under the ICP also receives a $30,000 allowance for outplacement services. Each of the NEOs is eligible for 24 months of payments under the ICP, conditioned on the NEO releasing any claims against us and agreeing to non-competition and non-solicitation covenants.

(3) Amounts are determined by multiplying the number of shares for which vesting is accelerated by our Year-End Stock Price. For PSUs, PBRSUs, and Durable Model Awards, shares are based either on the Earned Payout or the Goal Payout. Where the share amount is determined based on Earned Payout, the table uses the minimum amount that can be earned, which is 0% of the at-goal payout for PSUs and Durable Model Awards and 75% of the at-goal payout for PBRSUs. The number of shares for which vesting is accelerated for each employment termination situation is as follows:

Voluntary termination. All unvested shares are forfeited, except that for a Retirement Eligible NEO vesting is accelerated for 100% of the Earned Payout shares for PSUs and PBRSUs and 100% of any RSUs.

Involuntary termination. Vesting is accelerated for 50% of the Earned Payout shares for PBRSUs, and the remaining unvested shares are forfeited. All unvested shares are forfeited for PSUs and RSUs, except that for a Retirement Eligible NEO vesting is accelerated for 100% of the Earned Payout shares for PSUs. Vesting is accelerated for a pro-rated portion of the Earned Payout shares for Durable Model Awards based on the executive officer's months of service during the 36-month performance period, and the remaining unvested shares are forfeited.

Death/disability. Vesting is accelerated for 100% of the Earned Payout shares for PSUs, PBRSUs, and Durable Model Awards, and 100% of any RSUs.

Change-in-control. PSUs, PBRSUs, Durable Model Awards, and RSUs, are subject to a double-trigger. Where both triggers occur, vesting is accelerated for 100% of the Goal Payout shares for PSUs, PBRSUs, and Durable Model Awards, and 100% of any RSUs. We use 100% of the Goal Payout for PSUs, PBRSUs, and Durable Model Awards in connection with a change-in-control to eliminate arbitrary results that could occur with a shortened performance period and in case calculation of actual or comparable performance metrics would be unfeasible following the change-in-control.

(4) Additional detail about the accelerated vesting provisions of the PSUs, PBRSUs, Durable Model Awards, and RSUs can be found in the notes under the "Outstanding equity awards at Fiscal 2021 year-end" table.

(5) Depending on the level of coverage elected by the participant, life insurance proceeds range from $50,000 to an amount equal to three times the sum of the prior year's annual base salary and the most recent Bonus and Non-Equity Incentive Plan payments, up to a maximum of $3 million.

(6) Represents annual payments under our Excess LTD Plan, which provides monthly disability income payments with respect to the portion of annualized salary and three-year average Bonus and Non-Equity Incentive Plan compensation above the annual compensation limit (currently set at $300,000), but not exceeding $1 million, for our Base LTD Plan. The Excess LTD Plan replaces 60% of a participant's eligible compensation. A participant who becomes disabled before age 65 is eligible to receive payments under the plan while he or she is totally and permanently disabled through age 65 (with a minimum of three years of disability payments) or death, if sooner. In order to receive payments under the Excess LTD Plan, the NEO must be enrolled in the Base LTD Plan. Mr. McNamara is not enrolled in the Base LTD Plan, so he would not receive any benefit.

Pay ratio disclosure

As disclosed in the "Summary compensation table" on page 53, the Fiscal 2021 total annual compensation for our CEO was $19,758,766. We estimate that the Fiscal 2021 total annual compensation for the median of all Target Team Members was $25,501. The median Team Member is employed part-time. The resulting ratio of our CEO's total annual compensation to that of the median of all Target Team Members, excluding our CEO, for Fiscal 2021 is 775 to 1. The median Team Member's Fiscal 2021 total annual compensation was calculated in the same manner used to calculate the CEO's compensation in the "Summary compensation table" on page 53.

To determine the median Team Member we used W-2 wages or their equivalent for the 2021 calendar year for Team Members employed as of January 29, 2022, the last day of Fiscal 2021. For all permanent Team Members who were employed for less than the full calendar year, we calculated a daily pay rate and then annualized

their W-2 wages. Team Members hired after December 31, 2021 do not have W-2s, so we used annual base salary for exempt permanent Team Members hired after that date, and for non-exempt permanent Team Members hired after that date we multiplied their hourly compensation rate by the average hours worked by all U.S. non-exempt Team Members to approximate their annual compensation. These estimates and assumptions were used to annualize each permanent Team Member's compensation without treating any part-time Team Member as a full-time equivalent. We included all non-U.S. Team Members in determining the median Team Member, treated in the same manner described above, except that for non-U.S. Team Members not paid in U.S. dollars, the foreign currency was converted into U.S. dollars using the applicable currency conversion rate as of January 29, 2022. To ensure the compensation of temporary or seasonal Team Members is not annualized, we used their W-2 wages without adjustments.

Director compensation

Our philosophy with respect to director compensation is to align the interests of non-employee directors with the interests of our shareholders and to provide market competitive compensation commensurate with the work required to serve on Target's Board. In developing compensation recommendations for directors, our external compensation consultant, Semler Brossy, relies on its understanding of Target's business and compensation programs, as well as retail and general industry peer group benchmarking. Peer group comparisons are determined by use of compensation data

obtained by management from publicly available proxy statements and analyzed by Semler Brossy. The companies comprising those peer groups can be found on page 50.

In November of each year, Semler Brossy provides an independent recommendation for director compensation for the following year to the Compensation & Human Capital Management Committee for approval.

General description of director compensation

Our non-employee director compensation program allows directors to choose one of two forms of annual compensation:

- a combination of cash and RSUs, or
- RSUs only.

Each form under the compensation program is intended to provide $295,000 in value to non-employee directors as follows:

	Cash	RSUs
Combination (Cash and RSUs)	$ 115,000	$ 180,000
RSUs Only	$ 0	$ 295,000

The forms of annual compensation have the following terms:

- The cash retainer is paid pro-rata in quarterly installments. Directors may defer receipt of all or a portion of any cash retainer into the DDCP. Deferrals earn market returns based on the investment alternatives chosen by them from the funds offered by the Target 401(k) Plan, except that the DDCP alternatives also include a Target common stock fund.
- RSUs are settled in shares of Target common stock immediately following a director's departure from the Board. Dividend equivalents are paid on RSUs in the form of additional RSUs. RSUs are granted in March each year and vest quarterly over a one-year period.

New directors also receive a one-time grant of RSUs with a $50,000 grant date fair value upon joining the Board, as well as a pro-rated portion of the annual compensation based on the date they joined the Board using the combination of cash and RSUs

The Lead Independent Director and Committee Chairs receive additional compensation for those roles, which is paid: (a) in cash if the director elects a combination of cash and RSUs, or (b) in RSUs if the director elects all RSUs. Compensation for the Lead Independent Director and Committee Chairs is as follows:

Role[1]	Amount
Lead Independent Director	$ 30,000
Audit & Risk Committee Chair (formerly Audit & Finance Committee Chair)	$ 30,000
Compensation & Human Capital Management Committee Chair (formerly Human Resources & Compensation Committee Chair)	$ 20,000
Governance & Sustainability Committee Chair (formerly Governance Committee Chair)	$ 17,500
Infrastructure & Finance Committee Chair (formerly Infrastructure & Investment Committee Chair)	$ 17,500

(1) The annual compensation for the Risk & Compliance Committee Chair was $17,500. The Risk & Compliance Committee's responsibilities were reallocated to other Committees when it was eliminated in September 2021.

Director compensation table

Name	Fees earned or paid in cash	Stock awards[1][2]	Option awards[1][2]	Total[3]
David P. Abney	$ 57,500	$ 140,189	$ 0	$ 197,689
Douglas M. Baker, Jr.[4]	$ 145,000	$ 180,027	$ 0	$ 325,027
George S. Barrett	$ 0	$ 295,144	$ 0	$ 295,144
Gail K. Boudreaux	$ 47,917	$ 125,318	$ 0	$ 172,992
Calvin Darden[5]	$ 47,917	$ 180,027	$ 0	$ 227,944
Robert L. Edwards[4]	$ 145,000	$ 180,027	$ 0	$ 325,027
Melanie L. Healey	$ 115,000	$ 180,027	$ 0	$ 295,027
Donald R. Knauss	$ 115,000	$ 180,027	$ 0	$ 295,027
Christine A. Leahy	$ 115,000	$ 180,027	$ 0	$ 295,027
Monica C. Lozano[4]	$ 155,000	$ 180,027	$ 0	$ 335,027
Mary E. Minnick[4]	$ 0	$ 312,537	$ 0	$ 312,537
Derica W. Rice	$ 0	$ 295,144	$ 0	$ 295,144
Kenneth L. Salazar[4][6]	$ 77,292	$ 180,027	$ 0	$ 257,319
Dmitri L. Stockton	$ 0	$ 295,144	$ 0	$ 295,144

(1) Amounts represent the aggregate grant date fair value of awards that were granted in Fiscal 2021, as computed in accordance with FASB ASC Topic 718, Stock Compensation. See Note 22, Share-Based Compensation, in the 2021 Annual Report for a description of our accounting and the assumptions used. Details on the stock awards granted during Fiscal 2021, all of which are RSUs, are as follows:

	Stock awards	
Name	# of units	Grant date fair value
Mr. Abney	531	$ 140,189
Mr. Baker	1,004	$ 180,027
Mr. Barrett	1,646	$ 295,144
Ms. Boudreaux	514	$ 125,318
Mr. Darden	1,004	$ 180,027
Mr. Edwards	1,004	$ 180,027
Ms. Healey	1,004	$ 180,027
Mr. Knauss	1,004	$ 180,027
Ms. Leahy	1,004	$ 180,027
Ms. Lozano	1,004	$ 180,027
Ms. Minnick	1,743	$ 312,537
Mr. Rice	1,646	$ 295,144
Mr. Salazar	1,004	$ 180,027
Mr. Stockton	1,646	$ 295,144

(2)   None of the directors held outstanding RSUs that were unvested at fiscal year-end. Mr. Baker held 5,570 unexercised stock options (which were granted in years prior to fiscal 2013) at fiscal year-end.

(3)   In addition to the amounts reported, all directors also receive a 10% discount on merchandise purchased at Target stores and Target.com, both during active service and following retirement. Non-employee directors are also provided with $100,000 of accidental death life insurance.

(4)   The following directors received additional compensation in Fiscal 2021 for their roles as Committee Chairs and, in the case of Mr. Baker and Ms. Lozano, as Lead Independent Director. The additional compensation is reflected in "Fees earned or paid in cash" and/or "Stock awards" based on the form of annual compensation selected by the director as described under the heading "General description of director compensation."

Name	Role(s) during Fiscal 2021
Mr. Baker	Lead Independent Director (until June 2021) Governance & Sustainability Chair
Mr. Edwards	Audit & Risk Chair
Ms. Lozano	Lead Independent Director (since June 2021) Compensation & Human Capital Management Chair
Ms. Minnick	Infrastructure & Finance Chair
Mr. Salazar	Risk & Compliance Chair (until August 2021)

(5)   Mr. Darden did not seek re-election and left the Board when his term ended at the 2021 Annual Meeting. In accordance with our director compensation program, any unvested awards as of the departure date were forfeited.

(6)   Mr. Salazar resigned from the Board on August 5, 2021. In accordance with our director compensation program, any unvested awards as of the departure date were forfeited.

Equity compensation plan information

The following table provides information about our common stock that may be issued under all of our stock-based compensation plans in effect as of January 29, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of January 29, 2022	Weighted-average exercise price of outstanding options, warrants and rights as of January 29, 2022	Number of securities remaining available for future issuance under equity compensation plans as of January 29, 2022 (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,065,876[1]	$ 58.17	34,290,106
Equity compensation plans not approved by security holders	0		0
Total	**6,065,876**	**$ 58.17**	**34,290,106**

(1)   This amount includes 5,855,888 PSU, PBRSU, Durable Model Award, and RSU shares potentially issuable upon settlement of PSUs, PBRSUs, Durable Model Awards, and RSUs issued under our Long-Term Incentive Plan, Amended and Restated 2011 Long-Term Incentive Plan, and 2020 Long-Term Incentive Plan. The actual number of PSU and Durable Model Award shares to be issued depends on our financial performance over a period of time and the actual number of PBRSU shares to be issued depends on our TSR over a period of time. PSUs, PBRSUs, Durable Model Awards, and RSUs do not have an exercise price and thus they have been excluded from the weighted average exercise price calculation in column (b).

Management proposals

Item two

Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm

Item of business	Board recommendation	Voting approval standard
Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm	The Board recommends that shareholders vote **FOR** this item. 	Majority of shares present and entitled to vote.[1] Abstentions have the effect of a vote "Against" in calculating the required vote. There are no broker non-votes for this item.

For additional details about the Board recommendation and voting standards, please see Question 10 "What items are being voted upon, how does the Board recommend that I vote, and what are the standards for determining whether any item has been approved?" on page 73.

(1) This amount must be at least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the 2022 Annual Meeting.

The Audit & Risk Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit our financial statements. The Audit & Risk Committee appointed Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending January 28, 2023. Ernst & Young LLP has been retained in that capacity since 1931. In the process of carrying out its duties and determining the registered public accounting firm's independence, our Audit & Risk Committee:

- Reviews all non-audit services and engagements provided by Ernst & Young LLP, specifically with regard to the impact on the firm's independence.
- Conducts an annual assessment of Ernst & Young LLP's qualifications, service quality, sufficiency of resources, quality of communications, independence, working relationship with our management, objectivity, and professional skepticism.
- Conducts regular private meetings separately with each of Ernst & Young LLP and our management.
- Interviews and approves the selection of Ernst & Young LLP's new lead engagement partner with each rotation, which occurs every five years.

- At least annually obtains and reviews a report from Ernst & Young LLP describing all relationships between the independent auditor and Target.
- Periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The members of the Audit & Risk Committee believe that the continued retention of Ernst & Young LLP to serve as our independent registered public accounting firm is in the best interests of our company and its shareholders.

As a good corporate governance practice, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the appointment by the Audit & Finance Committee of Ernst & Young LLP as the independent registered public accounting firm for Target and its subsidiaries for the fiscal year ending January 28, 2023.

A representative from Ernst & Young LLP will attend the 2022 Annual Meeting, have the opportunity to make a statement if the representative desires, and be available to respond to appropriate questions during the 2022 Annual Meeting.

Audit and non-audit fees

The following table presents fees for professional services performed by Ernst & Young LLP for the annual audit of our consolidated financial statements for Fiscal 2021 and 2020, the review of our interim consolidated financial statements for each quarter in Fiscal 2021 and 2020, and for audit-related, tax, and all other services performed in 2021 and 2020:

	Fiscal year-end	
	January 29, 2022	**January 30, 2021**
Audit fees[1]	$ 5,764,000	$ 6,293,000
Audit-related fees[2]	555,000	555,000
Tax fees:		
Compliance[3]	248,000	48,000
Planning & advice[4]	2,534,000	760,000
All other fees	--	--
Total	**$ 9,101,000**	**$ 7,656,000**

(1) Includes annual integrated audit, statutory audits of certain foreign subsidiaries, consents for securities offerings and registration statements, accounting consultations, and other agreed-upon procedures.
(2) Includes benefit plan audits, accounting consultations, and other attestation services.
(3) Includes tax return preparation and other tax compliance services, including tax methods analysis and support.
(4) Includes tax-planning advice and assistance with tax audits and appeals.

The Audit & Risk Committee's current practice requires pre-approval of all audit services and permissible non-audit services to be provided by the independent registered public accounting firm. The Audit & Risk Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence. In addition, the Audit & Risk Committee has delegated authority to grant certain pre-approvals to the Audit & Risk Committee Chair. Pre-approvals granted by the Audit & Risk Committee Chair are reported to the full Audit & Risk Committee at its next regularly scheduled meeting.

◉ **The Board, upon recommendation of the Audit & Risk Committee, recommends that shareholders vote For the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Report of the Audit & Risk Committee

The role of the Audit & Risk Committee is to assist the Board in fulfilling its responsibility to oversee Target's financial reporting process. Management has primary responsibility for our consolidated financial statements and reporting process, including our systems of internal controls. Target's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing an opinion on the conformity of our consolidated financial statements with accounting principles generally accepted in the United States. In addition, the independent registered public accounting firm will express its opinion on the effectiveness of our internal control over financial reporting.

A copy of the Audit & Risk Committee Charter, which has been adopted by our Board and further describes the role of the Audit & Risk Committee in overseeing our financial reporting process, is available online at *https://corporate.target.com/sustainability-ESG/governance-and-reporting/Corporate-Governance/Board-Committees-Charters*. All members of the Audit & Risk Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC and have acquired the attributes necessary to qualify them as "audit committee financial experts" as defined by applicable SEC rules.

In performing its functions, the Audit & Risk Committee:

● Met with Ernst & Young LLP, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations, and their evaluations of Target's internal controls,

● Reviewed and discussed with management the audited financial statements included in our 2021 Annual Report,

● Discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC, and

● Received from Ernst & Young LLP the written disclosures and the representations required by PCAOB standards regarding Ernst & Young LLP's independence, and discussed with them matters relating to their independence.

Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit & Risk Committee referred to above and in the Audit & Risk Committee Charter, the Audit & Risk Committee approved that the audited financial statements be included in the 2021 Annual Report.

Audit & Risk Committee

Robert L. Edwards, Chair
David P. Abney
Gail K. Boudreaux
Derica W. Rice
Dmitri L. Stockton

Item three

Advisory approval of executive compensation (Say on Pay)

Item of business	Board recommendation	Voting approval standard
Advisory approval of executive compensation	The Board recommends that shareholders vote **FOR** this item.	More votes "For" than "Against." Abstentions and broker non-votes have no effect in calculating the required vote.

For additional details about the Board recommendation and voting standards, please see Question 10 "What items are being voted upon, how does the Board recommend that I vote, and what are the standards for determining whether any item has been approved?" on page 73.

Consistent with the views expressed by shareholders at our 2017 annual meeting of shareholders, the Board has determined to seek an annual non-binding advisory vote from shareholders to approve the executive compensation as disclosed in the CD&A, tabular disclosures, and related narrative of the 2022 Proxy Statement.

Our compensation programs are structured to align the interests of our executive officers with the interests of our shareholders. They are designed to attract, retain, and motivate a premier management team to sustain our distinctive brand and its competitive advantage in the marketplace, and to provide a framework that encourages outstanding financial results and shareholder returns over the long term. Shareholders are urged to read the CD&A, which discusses in-depth how our executive compensation programs are aligned with our performance and the creation of shareholder value.

At the 2021 Annual Meeting, 92.9% of shareholder votes were cast in support of our executive compensation program for our Say on Pay proposal.

 **The Board, upon recommendation of the Compensation & Human Capital Management Committee, recommends that shareholders vote For approval of the following non-binding resolution:**

"Resolved, that the shareholders approve the compensation awarded to the named executive officers, as described in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in the 2022 Proxy Statement."

Effect of item

The Say on Pay resolution is non-binding. The approval or disapproval of this item by shareholders will not require the Board or the Compensation & Human Capital Management Committee to take any action regarding Target's executive compensation practices. The final decision on the compensation and benefits of our executive officers and on whether, and if so, how, to address shareholder disapproval remains with the Board and the Compensation & Human Capital Management Committee.

The Board believes that the Compensation & Human Capital Management Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Target and its shareholders.

The Board values the opinions of Target's shareholders as expressed through their votes and other communications. Although the resolution is non-binding, the Board will carefully consider the outcome of the advisory vote on executive compensation and shareholder opinions received from other communications when making future compensation decisions. In the past, we have made changes to our executive compensation programs in response to shareholder feedback.

Shareholder proposals

We regularly engage in outreach efforts with our shareholders, both large and small, and other stakeholders relating to our business, compensation practices, and ESG matters. These engagements help us to better understand our stakeholders' priorities and perspectives on a variety of issues, while also offering us an opportunity to describe our strategies and practices and the significance of those matters in the context of the scope and nature of our business and operations.

We often receive shareholder proposals relating to ESG matters. Those proposals typically request that we prepare a report, take steps to alter our governing documents, adopt a policy, or take some other action on a particular issue. In many cases we agree with the shareholder that the particular issue is important, but believe we have already implemented policies and practices that address the underlying concerns for that issue in a manner more specifically and effectively tailored to our business than the proposal requests.

We provide robust reporting in our annual proxy statements and Corporate Responsibility reports on the ESG matters that we believe are most important to our business and operations. As a result, we generally oppose those types of shareholder proposals because they typically do not reflect the actions we are already taking to address the issues, how we have prioritized those issues, or the scope and nature of our business operations. Where a shareholder proposal receives significant support, the Board responds through shareholder engagement, disclosure, or other means by either making the proposed changes or explaining why the actions were not taken.

The following proposal was submitted by a shareholder to be voted on at the 2022 Annual Meeting, if properly presented at the meeting. The language, any graphics, and website addresses in the "Proposal" and "Shareholder's Supporting Statement" sections of the proposal are reproduced without alteration.

Item four

Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit

Item of business	Board recommendation	Voting approval standard
Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit	The Board recommends that shareholders vote **AGAINST** this item. 	Majority of shares present and entitled to vote.[1] Abstentions have the effect of a vote "Against" and broker non-votes generally have no effect[2] in calculating the required vote.

For additional details about the Board recommendation and voting standards, please see Question 10 "What items are being voted upon, how does the Board recommend that I vote, and what are the standards for determining whether any item has been approved?" on page 73.

(1) *This amount must be at least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the 2022 Annual Meeting.*

(2) *If quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "Against."*

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who held at least 20 of shares of common stock on December 15, 2021, intends to submit the following resolution to shareholders for approval at the 2022 Annual Meeting:

Proposal

Proposal 4 - Make Proxy Access More Diverse



Shareholders request that our board of directors take the necessary steps to enable as many shareholders as may be needed to combine their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access. Proxy access allows a group of shareholders to nominate a director who will compete with management nominated directors to see who gets more votes. Competition is good for our board of directors.

Shareholder's Supporting Statement

Currently a strict limit of 20 shareholders must have owned $3.5 Billion of Target stock for an unbroken 3-years in order to nominate one candidate for the board under our proxy access rules (Target market cap of $115 Billion times 3% equals $3.5 Billion). A strict limit of 20 deep pocket shareholders with $3.5 Billion of Target stock does not allow for a diverse group of shareholders. It calls for an average stock ownership of $175 million for each shareholder who participates in nominating a director.

It is disappointing that management does not support the diversity that this proposal calls for. As a practical matter it is unlikely that more than 50 shareholders would participate in nominating a director using proxy access with this proposal.

There is hardly any administrative difference in 20 shareholders submitting proof of owning of $1.5 Billion of Target stock compared to 50 shareholders submitting proof of owning $3.5 Billion of Target stock. And adopting this proposal would show management's commitment to diversity. This proposal is asking for so little in the name of diversity.

Our current proxy access is way out of balance and too difficult for shareholders to make use of. The evidence that there has not been one proxy access candidate placed on the ballot of any major

company during the past 6-years. There have been 500 companies with a shareholder right for proxy access during these 6-years.

6-years times 500 companies times equals 3,000 company years without one proxy access candidate. This means that under the current rules a company, such as Target would not expect one proxy access director candidate during the next 3,000-years. This is way out of balance as far as shareholders are concerned.

The effectiveness of good a governance proposal, like this proposal, is that it would not result in more cost but would instead pay evergreen dividends because the mere presence of good governance serves as a guardrail to make sure that management elects the best directors on their own - because if management does not elect the best directors then shareholders have a remedy with teeth to make better director nominations known to management.

This proposal will make shareholder engagement with management more productive because shareholders will have a more effective Plan B if management does not engage in good faith.

Please vote yes:

Make Proxy Access More Diverse - Proposal 4

Position of the Board of Directors

The Board believes that the 20-shareholder group limit contained in Target's proxy access bylaw continues to be appropriate and that both its governance polices and practices provide accountability to our shareholders. As a result, the Board believes that what this proposal is requesting is not in the best interests of Target and our shareholders.

We adopted our proxy access bylaw provision in November 2015 and were among the first companies to do so, recognizing that it was an emerging governance trend that provided additional accountability to shareholders. We were guided by shareholder outreach and emerging best practices by early adopters when we approved it. Under our proxy access bylaw, a shareholder or a group of up to 20 shareholders (the "shareholder group limit") owning 3% or more of our outstanding common stock continuously for at least the previous three years may nominate and include in our proxy statement director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For purposes of the 20-shareholder group limit, certain related funds are counted as one shareholder.

We believe a reasonable limit on the number of shareholders that may aggregate shares to satisfy the 3% test is necessary in order to reduce administrative costs and to help reduce the risk of abuse of proxy access rights by shareholders with special interests, including interests unrelated to long-term shareholder value. With our current ownership structure, we believe that the 20-shareholder group limit provides ample ability for shareholders to use proxy access. In particular, based on the outstanding shares included in our 2021 Annual Report and publicly disclosed ownership information, our top three largest shareholders each own over 3% of our outstanding common stock, our 20 largest shareholders in the aggregate own approximately 44.4% of our outstanding common stock and any combination of 20 of our top 104 shareholders could aggregate to meet the 3% ownership requirement. Given that we are largely institutionally held and our shareholder ownership profile has remained fairly consistent, there are many opportunities for groups of much less than 20 shareholders to aggregate their shares to reach the 3% ownership requirement.

We regularly engage with shareholders regarding our governance practices. Based on those interactions, we have found that our proxy access bylaw has been viewed favorably by the vast majority of shareholders we have engaged with since it was adopted. Further, the 20-shareholder group limit has been widely adopted by companies that have adopted proxy access and is widely endorsed among institutional investors. According to Sidley Austin LLP's *Proxy Access: A Five-Year* Review, published in 2020, 93% of the 644

companies that adopted proxy access since January 1, 2015 had a 20-shareholder group limit.

The Board is committed to being accountable to shareholders and has shown that commitment through both its policies and practices, including:

- annual elections of all directors;
- a majority voting standard with director resignation policy;
- annual board evaluations, periodically conducted by a third-party consultant, which inform Board composition and refreshment to provide a wealth of relevant expertise and a diverse mix of skills;
- refreshment practices leading to a Board with strong gender and racial/ethnic diversity and a balanced approach to tenure that benefits from the experience of longer-serving directors and fresh perspectives of newer directors;
- a 10% special meeting threshold; and
- no poison pill.

As part of its approach to accountability, the Board appreciates shareholder feedback on its approach, including the appropriateness of the different features of its proxy access bylaw, as part of its ongoing shareholder outreach efforts.

Given the thorough and thoughtful process undertaken when our proxy access bylaw was adopted, the opportunity for its meaningful use by our shareholder base, continued favorable shareholder feedback, the prevalence of the 20-shareholder group limit at companies with proxy access bylaws, and our other policies and practices that provide additional accountability of shareholders, the Board continues to believe that our proxy access bylaw and its existing 20-shareholder group limit continues to be appropriate. For those reasons, the Board believes that what this proposal is requesting is not in the best interests of Target and our shareholders.

◉ **The Board recommends that shareholders vote Against the shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit.**

Questions and answers about the 2022 Annual Meeting

General information

1. What is the purpose of the 2022 Annual Meeting?

The 2022 Annual Meeting provides shareholders with the opportunity to act upon the items of business described in the Meeting Notice & Summary. In addition, the 2022 Annual Meeting serves as a forum where our management reports on Target's performance and governance during Fiscal 2021 and responds to questions from shareholders.

2. What is included in the proxy materials?

The proxy materials for the 2022 Annual Meeting include the Meeting Notice & Summary, the 2022 Proxy Statement, and the 2021 Annual Report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

3. What is a proxy and what is a proxy statement?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is also called a proxy or proxy holder. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. A proxy statement is the document that contains the information the SEC rules require us to provide when we ask you to sign a proxy designating individuals to vote on your behalf.

4. Who are the designated proxies and how may I revoke a proxy?

We have designated three of our officers as proxies for the 2022 Annual Meeting—Brian C. Cornell, Michael J. Fiddelke, and Don H. Liu. Any proxy may be revoked at any time prior to completion of voting at the 2022 Annual Meeting by delivering either a proper written notice of revocation of your proxy or a later-dated proxy to our Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403.

5. How are proxies being solicited and who pays the related expenses?

Proxies are being solicited principally by mail, by telephone, and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management Team Members, may contact you by telephone, mail, email, or in person. You may also be solicited by means of news releases issued by Target, postings on our website, *www.target.com*, and print advertisements. None of our officers or Team Members will receive any extra compensation for soliciting you. We have retained Morrow Sodali LLC to act as a proxy solicitor for a fee estimated to be $25,000, plus reimbursement of out-of-pocket expenses. We will pay the expenses in connection with our solicitation of proxies.

Voting

6. Who may vote and what constitutes a quorum for the 2022 Annual Meeting?

Only Registered Shareholders or Beneficial Owners holding our outstanding shares at the close of business on the record date (**April 11, 2022**) are entitled to receive notice of the 2022 Annual Meeting and to vote. Target common stock is the only class of voting shares we have outstanding. Each share of common stock will have one vote for each director nominee and one vote on each item of business to be voted on. As of the record date, 463,674,178 shares of our common stock were outstanding.

We need a quorum to be able to hold the 2022 Annual Meeting. The presence at the 2022 Annual Meeting, in person or by proxy, of the holders of a majority of our common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the 2022 Annual Meeting for purposes of determining whether there is a quorum.

7. How do I vote?

You are able to vote your shares by providing instructions to the proxy holders who will then vote in accordance with your instructions.

Advance voting

Depending on how you hold your shares, you have up to three options for voting in advance:

Method[1]	Internet	Telephone	Mail
Instruction	• Go to the website identified on proxy card, VIF, or Internet Availability Notice. • Enter control number on proxy card, VIF, or Internet Availability Notice. • Follow instructions on the website.	• Call the toll-free number identified on the enclosed proxy card or VIF or, after viewing the proxy materials on the website provided in your Internet Availability Notice, call the toll-free number for telephone voting identified on the website. • Enter control number on the proxy card, VIF, or Internet Availability Notice. • Follow the recorded instructions.	• Mark your selections on the enclosed proxy card or VIF. • Date and sign your name exactly as it appears on the proxy card or VIF. • Promptly return the proxy card or VIF in the enclosed postage-paid envelope to ensure that the proxy card or VIF is received before the deadline.
Deadline	• **Registered Shareholders or Beneficial Owners** — 11:59 p.m. Eastern Daylight Time on June 7, 2022. • **Participants in the Target 401(k) Plan** — 6:00 a.m. Eastern Daylight Time on June 6, 2022.		

(1) Internet and Telephone voting is available 24 hours a day, seven days a week up to the applicable deadline. If you are a Beneficial Owner holding shares outside of the Target 401(k) Plan, you may only vote by Internet and Telephone if your broker, trustee, bank, or nominee makes those methods available to you. If you did not receive a proxy card or VIF and would like to vote by mail, you must request a written copy of the proxy materials, which will include a proxy card or VIF, by visiting www.proxyvote.com, dialing 1-800-579-1639, or emailing sendmaterial@proxyvote.com. If requesting a written copy of the proxy materials, please be prepared to provide your control number, which can be found in your Internet Availability Notice.

Voting at the 2022 Annual Meeting

If you do not vote in advance and instead plan to vote during the 2022 Annual Meeting, you may do so if you enter the 16-digit control number found on your proxy card, VIF, or Internet Availability Notice, as applicable, at the time you log into the meeting at *virtualshareholdermeeting.com/TGT2022*. For information about attending the 2022 Annual Meeting, please see Question 14 "How can I attend the 2022 Annual Meeting?" on page 74. Shares held within the Target 401(k) Plan may only be voted by the trustee pursuant to voting instructions received in advance of the 2022 Annual Meeting, and may not be voted by a participant at the 2022 Annual Meeting.

8. What happens if I do not provide instructions on how to vote?

If you are a Registered Shareholder and return your proxy card without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board.

If you are a Beneficial Owner and do not vote your shares at the 2022 Annual Meeting, you must instead instruct your broker, trustee, bank, or nominee how to vote your shares using the voting instruction form provided by that intermediary. If you do not vote your shares at the 2022 Annual Meeting and do not provide voting instructions, whether your shares can be voted by your broker, bank, or nominee depends on the type of item being considered.

- **Non-Discretionary Items.** If you do not provide voting instructions for any of the non-discretionary items at the 2022 Annual Meeting, your broker, bank, or nominee cannot vote your shares, resulting in a "broker non-vote." All items of business other than Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) are non-discretionary items. Shares constituting broker non-votes will be counted as present for the purpose of determining a quorum at the 2022 Annual Meeting, but generally are not counted or deemed to be present in person or by proxy for the purpose of voting on any of the non-discretionary items.
- **Discretionary Items.** Even if you do not provide voting instructions, your broker, bank, or nominee may vote in its discretion on Item 2 (Ratification of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm) because it is a discretionary item.

If you hold shares through a trust, whether your trustee can vote your shares if you do not provide voting instructions depends on the agreement governing the trust holding your shares. Voting for shares held in the Target 401(k) Plan is detailed in Question 9 "How will shares in the Target 401(k) Plan be voted?".

9. How will shares in the Target 401(k) Plan be voted?

The 2022 Proxy Statement is being used to solicit voting instructions from participants in the Target 401(k) Plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a Registered Shareholder or Beneficial Owner, you will separately receive proxy materials to vote those other shares you hold outside of the Target 401(k) Plan. If you are a plan participant, you must instruct the plan trustee to vote your shares in advance of the 2022 Annual Meeting by utilizing one of the methods described on the voting instruction form that you receive in connection with your shares held in the Target 401(k) Plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your Target 401(k) Plan account in proportion to the instructions actually received by the trustee from participants who give voting instructions. Shares held within the Target 401(k) Plan may only be voted by the trustee pursuant to voting instructions received in advance of the 2022 Annual Meeting, and may not be voted by a participant at the 2022 Annual Meeting.

10. What items are being voted upon, how does the Board recommend that I vote, and what are the standards for determining whether any item has been approved?

Item of business	Board recommendation	Voting approval standard	Effect of abstention	Effect of broker non-vote
Item 1: Election of 12 directors	FOR each Director Nominee	More votes "For" than "Against"	No effect	No effect
Item 2: Ratification of appointment of Ernst & Young LLP as independent registered public accounting firm	FOR	Majority of shares present and entitled to vote[1]	Vote "Against"	Not applicable
Item 3: Advisory approval of executive compensation	FOR	More votes "For" than "Against"	No effect	No effect
Item 4: Shareholder proposal to amend the proxy access bylaw to remove the shareholder group limit	AGAINST	Majority of shares present and entitled to vote[1][3]	Vote "Against"[3]	No effect[2]

(1) This amount must be at least a majority of the minimum number of shares entitled to vote that would constitute a quorum. "Shares present" includes shares represented in person or by proxy at the 2022 Annual Meeting.

(2) If quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "Against."

(3) For purposes of determining the level of support needed for a shareholder to be eligible to resubmit a shareholder proposal in a following year using Rule 14a-8 under the Exchange Act, the SEC uses a simple majority standard that compares the votes cast "For" to votes cast "Against" an item (which gives abstentions "No effect"). Proxy advisory firms, such as Institutional Shareholder Services and Glass Lewis, also use a simple majority standard in determining the level of support for shareholder proposals.

An item of business will not be considered to be approved unless it meets the applicable "Voting approval standard" listed above. However, we believe in being responsive to shareholder input, and will consider whether there is majority opposition to management proposals or majority support for shareholder proposals (whether binding or non-binding) using a simple majority of more votes "For" than "Against" in determining the level of support for purposes of the Board's response.

11. What happens if other matters are brought before the 2022 Annual Meeting and does Target expect that any other matters will be brought?

If any other matters properly come before the 2022 Annual Meeting calling for a vote of shareholders, proxy holders will vote as recommended by the Board or, if no recommendation is given, in their own discretion. The persons named as proxy holders also have discretionary authority to vote to adjourn or postpone the 2022 Annual Meeting, including for the purpose of soliciting votes in accordance with our Board's recommendations.

As of the date of the 2022 Proxy Statement, there are no other matters that the Board intends to present for action at the 2022 Annual Meeting other than those referred to in the 2022 Proxy Statement. However, a shareholder has notified Target of his intent to present an item of business at the 2022 Annual Meeting concerning the method of holding shareholder meetings that are not held in person. If this proposal is properly presented at the 2022 Annual Meeting, the persons named as proxy holders in the accompanying form of proxy have informed Target that they intend to exercise their discretionary authority to vote against it.

12. May I vote confidentially?

Subject to the described exceptions, where the shareholder has requested confidentiality on the proxy card, our policy is to treat all proxies, ballots, and voting tabulations of a shareholder confidentially.

If you so request, your proxy will not be available for examination and your vote will not be disclosed prior to the tabulation of the final vote at the 2022 Annual Meeting, except: (a) to meet applicable legal requirements, (b) to allow the independent election inspector to count and certify the results of the vote, or (c) if there is a proxy solicitation in opposition to the Board, based upon an opposition proxy statement filed with the SEC. The independent election inspector may at any time inform us whether a shareholder has voted.

Voting instructions for shares held in the Target 401(k) Plan will be confidential as required by the terms of the Target 401(k) Plan administered by the trustee.

13. May I change my vote?

Yes. Even after you have submitted your proxy, you may change your vote at any time by:

- mailing a later-dated proxy card,
- voting again via telephone or Internet before the applicable deadline, or
- voting at the 2022 Annual Meeting by entering the 16-digit control number found on your proxy card, VIF, or Internet Availability Notice, as applicable.

Please see the instructions under Question 7 "How do I vote?" on page 72.

Meeting details

14. How can I attend the 2022 Annual Meeting?

Types of attendees

- **Shareholders.** If you are a Registered Shareholder or Beneficial Owner of common stock holding shares at the close of business on the record date (**April 11, 2022**), you may attend the 2022 Annual Meeting by visiting *virtualshareholdermeeting.com/TGT2022* and logging in by entering the 16-digit control number found on your proxy card, VIF, or Internet Availability Notice, as applicable. Only shareholders who entered the 2022 Annual Meeting with their 16-digit control numbers may vote and submit questions at the 2022 Annual Meeting.
- **Guests.** If you are not a shareholder or are a shareholder who lost or does not otherwise have a 16-digit control number, you will be able to attend the 2022 Annual Meeting by visiting *virtualshareholdermeeting.com/TGT2022* and registering as a guest. If you enter the meeting as a guest, you will not be able to vote any shares or submit questions during the meeting.

Logistics and technical support

Attendees may enter the 2022 Annual Meeting at *virtualshareholdermeeting.com/TGT2022* beginning at 11:45 a.m. Central Daylight Time on June 8, 2022, and the meeting will begin promptly at 12:00 p.m. Central Daylight Time. If you experience any technical difficulties during the meeting, a toll-free number will be available on the virtual shareholder meeting website for assistance.

Other questions

If you have additional questions about the 2022 Annual Meeting, please contact Investor Relations by email at *investorrelations@target.com* or by telephone at 800-775-3110.

15. How will the 2022 Annual Meeting be conducted?

Format and rules of conduct

We are holding the 2022 Annual Meeting in a virtual-only meeting format. You will not be able to attend the 2022 Annual Meeting at a physical location. A program containing rules of conduct for the 2022 Annual Meeting, similar to that used for our regular in-person meetings, will be provided to attendees at *virtualshareholdermeeting.com/TGT2022*.

Question and answer session

A shareholder who has entered the 16-digit control number found on their proxy card, VIF, or Internet Availability Notice, as applicable, may submit a question for the 2022 Annual Meeting either:

- in real time during the 2022 Annual Meeting at *virtualshareholdermeeting.com/TGT2022*, or
- in advance of the 2022 Annual Meeting at *www.proxyvote.com*.

Questions will be read at the 2022 Annual Meeting by one of our representatives. Questions and answers may be grouped by topic and substantially similar questions may be answered once. To promote fairness and efficient use of resources, only one question may be asked per shareholder. Questions will be limited to topics relevant to Target's business. For example, personal matters are not appropriate topics. In addition, statements of advocacy that are not questions or do not relate to Target's business will not be addressed. For appropriate questions that are not otherwise addressed during the 2022 Annual Meeting, we may choose to communicate an answer directly to the submitting shareholder or publish the answer on the investor relations section of our company's website at *investors.target.com*.

Access to information

16. How may I access or receive the proxy materials, other periodic filings, key corporate governance documents, and other information?

You may access our 2022 Proxy Statement, 2021 Annual Report, SEC filings, key corporate governance documents, and other information in a number of different ways, free of charge:

	Methods of access		
	Website	**Electronic delivery**	**Hard copy**
Proxy Materials *2022 Proxy Statement* *2021 Annual Report*	*investors.target.com* Register to receive email alerts by entering your email address under "investor email alerts."	*Sign up at investors.target.com* (click on "investors", then "shareholder services", and then "sign up for e-delivery")	*Contact Investor Relations* **Email** *investorrelations@target.com* Phone 800-775-3110 **Mail** Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403 **Online** *investors.target.com* (click on "investors", then "shareholder services", and then "Request company materials")
Other Information *Other Periodic Reports:* ● Forms 10-Q ● Forms 8-K	*investors.target.com* Register to receive email alerts by entering your email address under "investor email alerts."	*Contact Investor Relations* **Email** *investorrelations@target.com*	*Contact Investor Relations* **Email** *investorrelations@target.com* Phone 800-775-3110 **Mail** Target Corporation Attn: Investor Relations 1000 Nicollet Mall, TPN-0841 Minneapolis, Minnesota 55403
Corporate Governance Documents: ● Articles of Incorporation ● Bylaws ● Corporate Governance Guidelines (includes Director Code of Ethics) ● Board Committee Charters ● Team Member Code of Ethics	*https://corporate.target.com/sustainability-ESG/ governance-and-reporting/corporate-governance*		
Corporate Responsibility Report	*https://corporate.target.com/sustainability-ESG/ governance-and-reporting/reporting-progress*		
Workforce Diversity Report[1]	*https://corporate.target.com/sustainability-ESG/ diversity-equity-inclusion/workforce-diversity*		

(1)   Includes demographic information using the categories disclosed in our EEO-1 report.

17. What is householding?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our annual report and proxy statement, unless one or more of these shareholders notifies us that they would like to continue to receive individual copies. This will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you and other shareholders with whom you share an address currently receive multiple copies of our annual report and/or proxy statement, or if you hold stock in more than one account, and in either case, you would like to receive only a single copy of the annual report or proxy statement for your household, please contact Investor Relations by email, phone, or mail using the information in the "Hard Copy" column of Question 16. If you participate in householding and would like to receive a separate copy of the 2021 Annual Report or the 2022 Proxy Statement, please contact Investor Relations. We will deliver the requested documents to you promptly upon receipt of your request.

Communications

18. How can I communicate with Target's Board?

Shareholders and other interested parties seeking to communicate with any individual director or group of directors may send correspondence to Target Board of Directors, c/o Corporate Secretary, 1000 Nicollet Mall, TPS-2670, Minneapolis, Minnesota 55403 or email *BoardOfDirectors@target.com*, which is managed by the Corporate Secretary. The Corporate Secretary, in turn, has been instructed by the Board to forward all communications, except those that are clearly unrelated to Board or shareholder matters, to the relevant Board members.

19. How do I submit a proposal or nominate a director candidate for the 2023 Annual Meeting?

Any shareholder proposals or director nominations must be submitted in writing to our Corporate Secretary c/o Target Corporation, 1000 Nicollet Mall, Mail Stop TPS-2670, Minneapolis, Minnesota 55403. Additional details for those submissions are provided below.

Shareholder proposals

This section deals with shareholder proposals for the 2023 Annual Meeting other than director nominations. If you wish to nominate a director candidate, please see the section that follows under the heading "Nomination of director candidates." The deadlines and requirements for submitting a shareholder proposal depend on whether a shareholder seeks to have the proposal included in the 2023 Proxy Statement using Rule 14a-8 under the Exchange Act:

- **Proposals of business not using Rule 14a-8.** Under our bylaws, if a shareholder wants to propose an item of business to be considered at the 2023 Annual Meeting, the shareholder must give advance written notice to our Corporate Secretary by March 10, 2023. The advance written notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide a brief description of the proposed business, reasons for proposing the business, and certain information about the shareholder and the Target securities held by the shareholder.
- **Proposals of business using Rule 14a-8.** A shareholder who wants to propose an item of business to be included in our 2023 Proxy Statement using Rule 14a-8 must follow the procedures provided in Rule 14a-8. In addition, the proposal must be received by our Corporate Secretary by December 26, 2022.

Nomination of director candidates

The deadlines and requirements for director candidates recommended for consideration or nominated by a shareholder are as follows:

- **Recommending a candidate for Governance Committee consideration.** Any shareholder who wants to recommend a candidate for the Governance Committee to consider nominating as a director at the 2023 Annual Meeting should submit a written request and related information to our Corporate Secretary no later than December 31, 2022 in order to allow for sufficient time to consider the recommendation.
- **Directly nominating a director candidate outside of our 2023 Proxy Statement.** Under our bylaws, if a shareholder plans to directly nominate a person as a director at the 2023 Annual Meeting, the shareholder must give advance written notice of the director nomination to our Corporate Secretary by March 10, 2023, and must comply with all applicable statutes and regulations, as well as certain other provisions contained in our bylaws, which generally require the shareholder to provide certain information about the proposed director, the shareholder, and the Target securities held by the shareholder.
- **Nominating a director candidate to be included in our 2023 Proxy Statement using our proxy access bylaw.** In order to nominate a director candidate for inclusion in our 2023 Proxy Statement, a shareholder or group of shareholders must comply with our proxy access bylaw, which generally provides that a shareholder or group of up to 20 shareholders must own 3% or more of Target's outstanding common stock continuously for at least the previous three years, and may nominate up to the greater of two individuals or 20% of the Board. Based on the current Board size of 12 directors, the maximum number of proxy access candidates that we would be required to include in the 2023 Proxy Statement is two. Requests to include shareholder-nominated director candidates in our 2023 Proxy Statement must be received by our Corporate Secretary not earlier than November 26, 2022, and not later than December 26, 2022. Each nominee must meet the qualifications required by our bylaws. In addition, the nominating shareholder or group of shareholders must provide certain information and meet the other specific requirements of our bylaws.

Appendix A

Commonly used or defined terms

Term	Definition
2020 Annual Report	Target Corporation's Form 10-K for Fiscal 2020
2021 Annual Report	Target Corporation's Form 10-K for Fiscal 2021
2021 Annual Meeting	Target Corporation's 2021 annual meeting of shareholders
2022 Annual Meeting	Target Corporation's 2022 annual meeting of shareholders
2023 Annual Meeting	Target Corporation's 2023 annual meeting of shareholders
2021 Proxy Statement	Target Corporation's proxy statement for the 2021 Annual Meeting
2022 Proxy Statement	Target Corporation's proxy statement for the 2022 Annual Meeting
2023 Proxy Statement	Target Corporation's proxy statement for the 2023 Annual Meeting
Annual TDC	Annual total direct compensation
Base LTD Plan	Our widely available qualified long-term disability plan
Board	Board of Directors of Target Corporation
Beneficial Owner	A shareholder whose shares are held through a broker, trustee, bank, or other nominee
CD&A	The "Compensation Discussion and Analysis" section of the 2022 Proxy Statement
CEO	Chief Executive Officer
Chairman / Chair of the Board	Chairman of the Board of Directors of Target Corporation
Committee	A committee of the Board of Directors of Target Corporation
Committee Chair	Chair of a committee of the Board of Directors of Target Corporation
Compliance Date	Date by which a director or executive officer is expected to achieve the required levels of ownership under our stock ownership guidelines (before the end of the fifth full year occurring after election or appointment)
DE&I	Diversity, equity, and inclusion
DDCP	Target Corporation's Director Deferred Compensation Plan
Earned Payout	The amount of shares earned based on actual performance at the end of the performance period
EDCP	Target Corporation's Executive Deferred Compensation Plan
EPS	Earnings Per Share
ESG	Environmental, Social, and Governance
Excess LTD Plan	Our self-insured unfunded excess long-term disability plan
Exchange Act	The Securities Exchange Act of 1934, as amended
Fiscal 2017	Target Corporation's fiscal year covering the period from January 29, 2017 through February 3, 2018
Fiscal 2018	Target Corporation's fiscal year covering the period from February 4, 2018 through February 2, 2019
Fiscal 2019	Target Corporation's fiscal year covering the period from February 3, 2019 through February 1, 2020
Fiscal 2020	Target Corporation's fiscal year covering the period from February 2, 2020 through January 30, 2021
Fiscal 2021	Target Corporation's fiscal year covering the period from January 31, 2021 through January 29, 2022
Fiscal 2022	Target Corporation's fiscal year covering the period from January 30, 2022 through January 28, 2023
Fiscal 2023	Target Corporation's fiscal year covering the period from January 29, 2023 through February 3, 2024
GAAP	Generally Accepted Accounting Principles in the United States
Goal Payout	The amount of shares represented by the at-goal payout
ICP	Income Continuation Plan
Internet Availability Notice	Notice of Internet Availability of Proxy Materials
IRC	Internal Revenue Code
ISG	Investor Stewardship Group
Lead Independent Director	The lead independent director of the Board of Directors of Target Corporation
LTI	Long-term Incentive
Meeting Notice & Summary	The "Notice of meeting and proxy summary" section of the 2022 Proxy Statement
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PBRSU	Performance-based Restricted Stock Unit
PCAOB	Public Company Accounting Oversight Board

Term	Definition
PSU	Performance Share Unit
Pension Plan	Target Corporation Pension Plan
ROIC	Return on Invested Capital
Registered Shareholder	A shareholder whose shares are registered directly in the shareholder's name with Target's transfer agent, EQ Shareowner Services
RSU	Restricted Stock Unit
Say on Pay	Advisory approval of executive compensation
SEC	Securities and Exchange Commission
SPP I	Target Corporation Supplemental Pension Plan I
SPP II	Target Corporation Supplemental Pension Plan II
STIP	Short-term Incentive Plan
Target 401(k) Plan	Target Corporation 401(k) Plan
Target	Target Corporation
Tax Act	Tax Cuts and Jobs Act of 2017
Target Forward	The sustainability-focused component of Target's overall business strategy, announced in Fiscal 2021
TSR	Total Shareholder Return
Team Member(s)	Employee(s) of Target Corporation
VIF	Voter instruction form
Year-End Stock Price	Our Fiscal 2021 year-end closing stock price of $217.67 per share

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612.304.6073
Target.com